   As Filed with the Securities and Exchange Commission on December 27, 2002
--------------------------------------------------------------------------------
                                                  Registration File Nos. 333-
                                                                       811-04235

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                       Pre-Effective Amendment No. __              [ ]

                       Post-Effective Amendment No. __             [ ]

                                     and/or

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT OF 1940                       [ ]

                               Amendment No. 1                     [X]

                        (Check appropriate box or boxes)

                         MONY America Variable Account L
                           (Exact name of registrant)

                     MONY Life Insurance Company of America
                               (Name of depositor)

                                  1740 Broadway
                            New York, New York 10019
              (Address of depositor's principal executive offices)
        Depositor's Telephone Number, including Area Code: (212) 708-2000

Arthur D. Woods, Esq.                        Copy to:
MONY Life Insurance Company of America       Stephen E. Roth, Esq.
1740 Broadway                                Sutherland Asbill & Brennan LLP
New York, New York 10019                     1275 Pennsylvania Avenue, N.W.
(Name and address of agent for service)      Washington, D.C. 20004-2415

                  Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of this registration statement

                                  -------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  -------------

                      Title of Securities Being Registered:
Units of Interest in a Separate Account under Group Flexible Premium Variable Life Insurance Policies

                         MONY AMERICA VARIABLE ACCOUNT L
                                   PROSPECTUS
                       DATED___________, 2003 FOR A GROUP
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    Issued by
                     MONY Life Insurance Company of America
                                  1740 Broadway
                            New York, New York 10019

This prospectus describes a group flexible premium variable life insurance policy offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). We designed the Policy for use in corporate owned life insurance programs, and offer it to corporations and to similar organizations operating under the banking laws of the United States or one or more states of the United States. The Policy provides life insurance protection and premium flexibility. When we issue a Policy, we will issue a certificate of insurance each time an employee is insured under the Policy.

We offer two death benefit options. As long as a certificate is in force, we guarantee that the death benefit will never be less than the amount specified in the certificate adjusted by any requested increases or decreases in insurance protection, and less any debt owed us.

Investments (premium payments) may accumulate on a variable basis, fixed basis, or both. If you choose the variable option, we will invest your premium payments in your choice of subaccounts of our variable account. Each subaccount invests in shares of the following portfolios:

The Alger American Fund
  [_]    Balanced Portfolio
  [_]    MidCap Growth Portfolio

Dreyfus Variable Insurance Fund
  [_]    Appreciation Portfolio
  [_]    International Value Portfolio

Enterprise Accumulation Trust
  [_]    Growth Portfolio
  [_]    Small Company Growth Portfolio
  [_]    Small Company Value Portfolio
  [_]    Total Return Portfolio

Fidelity Variable Insurance Products
  [_]    Asset Manager/SM/ Portfolio
  [_]    Contrafund(R) Portfolio
  [_]    Growth Portfolio
  [_]    Growth and Income Portfolio

INVESCO Variable Series Funds, Inc.
  [_]    Financial Services Fund
  [_]    Health Sciences Fund
  [_]    Telecommunications Fund

Janus Aspen Series
  [_]    Capital Appreciation Portfolio
  [_]    Flexible Income Portfolio
  [_]    International Growth Portfolio
  [_]    Worldwide Growth Portfolio
  [_]    Strategic Value Portfolio

  Lord Abbett Series Fund
  [_]    Bond-Debenture Portfolio
  [_]    Mid-Cap Value Portfolio

MFS(R) Variable Insurance Trust/SM/
  [_]    MFS(R) New Discovery Series
  [_]    MFS(R) Total Return Series
  [_]    MFS(R) Utilities Series

MONY Series Fund, Inc.
  [_]    Government Securities Portfolio
  [_]    Intermediate Term Bond Portfolio
  [_]    Long Term Bond Portfolio

PIMCO Variable Insurance Trust
  [_]    Global Bond Portfolio
  [_]    Real Return Bond Portfolio

T. Rowe Price Equity Series, Inc.
  [_]    Equity Income Portfolio
  [_]    Mid-Cap Growth Portfolio
  [_]    Personal Strategy Balanced Portfolio

The Universal Institutional Funds, Inc.
  [_]    Core Plus Fixed Income Portfolio
  [_]    Emerging Markets Debt Portfolio
  [_]    Emerging Markets Equity Portfolio
  [_]    Equity Growth Portfolio
  [_]    Global Value Equity Portfolio
  [_]    Value Portfolio

Vanguard(R) Variable Insurance Fund
  [_]    Balanced Portfolio
  [_]    Capital Growth Portfolio
  [_]    Diversified Value Portfolio
  [_]    Equity Income Portfolio
  [_]    Equity Index Portfolio
  [_]    Growth Portfolio
  [_]    High Yield Bond Portfolio
  [_]    International Portfolio
  [_]    Mid-Cap Index Portfolio
  [_]    Money Market Portfolio
  [_]    REIT Index Portfolio
  [_]    Short-Term Corporate Portfolio
  [_]    Small Company Growth Portfolio
  [_]    Total Bond Market Index Portfolio

You bear the investment risk if you allocate your premium payments to the variable account.

If you choose the fixed option, we will invest your premium payments in the guaranteed interest account where your payments will grow at a gross effective annual rate of at least 3.0%. We take the investment risk of premium payments allocated to the guaranteed interest account.

The amount of life insurance may, and your Policy's value will, depend on the investment experience of the options you choose.

If you already own a life insurance policy, it might not be to your advantage to replace your existing insurance coverage with this Policy or to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy.

An investment in this Policy is not a bank deposit. Neither the U.S. government nor any governmental agency insures or guarantees your investment in the Policy.

The Securities and Exchange Commission (the "SEC") has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Anyone who tells you otherwise is committing a federal crime.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

BENEFITS AND RISKS SUMMARY ....................................................1
  POLICY BENEFITS .............................................................1
    Life Insurance Protection .................................................1
    Cash Benefits .............................................................1
    Variety of Investment Options .............................................2
    Dollar-Cost Averaging .....................................................2
    Portfolio Rebalancing .....................................................2
    Supplemental Insurance Benefits ...........................................3
  POLICY RISKS ................................................................3
    Possible Adverse Tax Consequences .........................................3
    Termination ...............................................................3
    Partial Surrender Limitations .............................................4
    Effects of Policy Loans ...................................................4
    Policy Only is Suited for Long-Term Investment ............................4
  PORTFOLIO RISKS .............................................................4
    Fee Table .................................................................5
MONY LIFE INSURANCE COMPANY OF AMERICA .......................................11
MONY AMERICA VARIABLE ACCOUNT L ..............................................12
    Changes To The Variable Account ..........................................12
THE PORTFOLIOS ...............................................................13
    Your Right To Vote Portfolio Shares ......................................17
    Disregard Of Voting Instructions .........................................17
THE GUARANTEED INTEREST ACCOUNT ..............................................17
THE POLICY ...................................................................19
    Applying For A Policy ....................................................19
    Binder Agreement .........................................................19
    Backdating ...............................................................20
    Underwriting .............................................................20
    Owner ....................................................................20
    Refund Privilege .........................................................20
PREMIUMS .....................................................................20
    General ..................................................................20
    Initial Premium ..........................................................21
    Tax-Free "Section 1035" Exchanges ........................................21
    Scheduled Premiums .......................................................21
    Unscheduled Premiums .....................................................22
    Repayment Of Debt ........................................................22
    Allocating Premiums ......................................................22
HOW YOUR POLICY VALUE VARIES .................................................23
    Policy Value .............................................................23
    Cash Surrender Value .....................................................23
    Subaccount Values ........................................................23
    Subaccount Unit Value ....................................................23
    Guaranteed Interest Account Value ........................................24

TRANSFERS ....................................................................24
    Transfers By Third Parties ...............................................25
DEATH BENEFITS ...............................................................26
    Amount Of Death Benefit Proceeds Payable .................................26
    Death Benefit Options ....................................................26
    How We Determine The Death Proceeds ......................................28
    Changing Death Benefit Options ...........................................28
    Changing The Target Death Benefit ........................................29
    Increases ................................................................29
    Decreases ................................................................30
OPTIONAL INSURANCE BENEFITS ..................................................31
    Flexible Term Insurance Rider ............................................31
    Enhanced Cash Surrender Value Rider ......................................32
SURRENDERS AND PARTIAL SURRENDERS ............................................33
    Surrenders ...............................................................33
    Partial Surrenders .......................................................33
    Effect Of Partial Surrenders On Policy Value And Death Benefit
      Proceeds ...............................................................34
LOANS ........................................................................34
    Effects Of Loans .........................................................35
TERMINATION ..................................................................35
    General ..................................................................35
    Amounts You Must Pay To Prevent Lapse ....................................35
    A Certificate Will Remain In Effect During The Grace Period ..............36
    Reinstatement ............................................................36
PAYMENTS .....................................................................37
CHARGES AND DEDUCTIONS .......................................................37
    Deductions From Premium Payments .........................................38
    Deductions From Policy Value - The Monthly Deductions ....................39
    Transaction Charges ......................................................41
TAX CONSIDERATIONS ...........................................................41
    Introduction .............................................................41
    Tax Status of the Policy .................................................42
    Tax Treatment of Policy Benefits .........................................42
OTHER POLICY INFORMATION .....................................................46
    Exchange Privilege .......................................................46
  MISSTATEMENT OF AGE OR GENDER ..............................................46
  SUICIDE EXCLUSION ..........................................................47
  INCONTESTABILITY ...........................................................47
    Settlement Options .......................................................47
    Legal Proceedings ........................................................47
ADDITIONAL INFORMATION .......................................................47
    Sale Of The Policies .....................................................47
    Other Information ........................................................48

POLICY ILLUSTRATIONS .........................................................48
PERFORMANCE INFORMATION ......................................................48
FINANCIAL STATEMENTS .........................................................49
GLOSSARY .....................................................................50
STATEMENT OF ADDITIONAL INFORMATION ..........................................53

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

--------------------------------------------------------------------------------
                           BENEFITS AND RISKS SUMMARY
--------------------------------------------------------------------------------

This summary provides you with a brief overview of the benefits and risks associated with the Policy. You should read the entire Prospectus before purchasing the Policy. Important details regarding the Policy are contained in other sections of this Prospectus. Please consult your agent and refer to your Policy for details. A few of the Policy features listed below may not be suitable for your particular situation. For your convenience, we have defined certain terms we use in the Glossary at the end of the Prospectus.

POLICY BENEFITS

LIFE INSURANCE PROTECTION

     . The Policy provides a means for Owners to accumulate life insurance on the lives of key employees. Proceeds under the Policy can pass free of federal and state income tax at the death of an Insured.

     . We will pay a Death Benefit to the Beneficiary after the death of an Insured while a certificate is in effect. There are three decisions you must make about the Death Benefit. First, when you apply for your Policy, you must decide which death benefit compliance test you would like - the Cash Surrender Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Second, you must decide how much life insurance coverage (the Specified Amount and any flexible term insurance you add by rider) you need on each Insured's life. Finally, you must choose a Death Benefit option.

     . We offer two Death Benefit options. Under Option A, the Death Benefit equals the greater of: (1) the Specified Amount in force on the Insured's date of death plus any flexible term insurance added by rider; or (2) the Policy Value (plus any Enhanced Cash Surrender Value) on the date of death multiplied by a death benefit percentage. Under Option B, the Death Benefit equals the greater of: (1) the Specified Amount in force on the Insured's date of death plus any flexible term insurance added by rider, plus Policy Value on the date of death; or (2) the Policy Value (plus any Enhanced Cash Surrender Value) on the date of death multiplied by a death benefit percentage.

     . You may change the Specified Amount and the Death Benefit option that you selected.

     . During the grace period, your Policy (including the Death Benefit) will remain in effect subject to certain conditions. See "Termination."

CASH BENEFITS

     . You may borrow against your Policy for up to 90% of Policy Value less any Debt on the date of the loan. If you do, we will transfer an amount equal to the loan from the Subaccounts and the Guaranteed Interest Account to the Loan Account as collateral for the loan. We charge interest on the loan, and we credit interest on amounts in the Loan Account. We deduct Debt (i.e., the amount of your loan plus interest due) from Death

          Benefit Proceeds and from the amount you receive at surrender. A loan may have tax consequences.

     . You may request a partial surrender at any time after the first certificate year. Partial surrenders must be for at least $500. A partial surrender may decrease the Specified Amount and may decrease your Death Benefit. Also, a partial surrender may have tax consequences.

     . You can surrender your Policy at any time for its Cash Surrender Value. A surrender may have tax consequences.

     . You decide how we pay Proceeds under the Policy. We may pay the Cash Surrender Value and the Death Benefit Proceeds as a lump sum or under one of our settlement options.

VARIETY OF INVESTMENT OPTIONS

     . After we deem the refund privilege to have ended, you may allocate Net Premiums (your premium payment less the deductions we take) among the Subaccounts and the Guaranteed Interest Account.

     . The Subaccounts invest in a wide variety of Funds that cover a broad spectrum of investment objectives and risk tolerances. Amounts invested in the Subaccounts will go up and down in value depending on the investment experience of the Fund portfolio in which the Subaccount invested.

     . The Guaranteed Interest Account is part of our General Account. We will credit interest at a gross effective annual rate of at least 3.0% on amounts invested in the Guarantee Interest Account.

     . As your needs or financial goals change, you can change your investment mix. You may transfer Policy Value among any of the Subaccounts or between the Subaccounts and the Guaranteed Interest Account while continuing to defer current income taxes.

DOLLAR-COST AVERAGING

     . Under our dollar-cost averaging program, you may transfer Policy Value on a monthly or quarterly basis from the Vanguard VIF Money Market Subaccount to any other Subaccount through written request or other method acceptable to us. By investing the same amount on a regular basis, concerns about the market could be lessened. This strategy, however, does not guarantee that any Fund will gain in value, and does not protect against a decline in value if market prices fall.

PORTFOLIO REBALANCING

     . Our portfolio rebalancing program may help prevent a well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages you originally selected to shift. With this program, you may instruct us to periodically reallocate values in your Policy. The program, however, does not guarantee a gain or protect against an investment loss.

SUPPLEMENTAL INSURANCE BENEFITS

     . You may add additional insurance and other benefits to your Policy by rider. Please see "Other Benefits" for a description of the other optional benefits that we offer.

POLICY RISKS

POSSIBLE ADVERSE TAX CONSEQUENCES

     . We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the Death Benefit paid to the Beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to certificates issued on a substandard basis.

     . Depending on the total amount of premiums you pay, the certificate may be treated as a modified endowment contract (MEC) under federal tax laws. If this occurs, partial or full surrenders, pledges, as well as Policy loans, will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on certain full and partial surrenders, pledges and loans. If the certificate is not treated as a MEC, full and partial surrenders will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

     . New tax reporting and information maintenance regulations may apply to the Policy. For further information, see the discussion under the heading "Tax Shelter Regulations in Tax Considerations."

TERMINATION

     . If the value of a certificate can no longer cover the certificate's monthly deduction and any loan interest due, the certificate will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and charges reduce Cash Surrender Value to too low an amount and/or if the investment experience of your selected Subaccounts is unfavorable, then the certificate could terminate. In that case, the Owner will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, the certificate will terminate without value; all rights and benefits under that certificate, including insurance coverage, will end. After termination, you may reinstate that certificate within five years subject to certain conditions.

PARTIAL SURRENDER LIMITATIONS

     . The minimum partial surrender amount is $500 (plus its applicable partial surrender fee). Partial surrenders may reduce the Death Benefit and the Specified Amount in a certificate, and will reduce the Policy Value of a certificate. Federal income taxes and a penalty tax may apply to partial surrenders.

EFFECTS OF POLICY LOANS

     . A Policy loan, whether or not repaid, will affect a certificate's Policy Value over time because we transfer the amount of the loan from the Subaccounts and/or the Guaranteed Interest Account to the Loan Account and hold it as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts and does not participate in the interest credited to the Guaranteed Interest Account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the performance of the Subaccounts and the extent, if any, of the difference in the interest rates credited to the Guaranteed Interest Account and the Loan Account, the effect could be favorable or unfavorable.

     . A Policy loan also reduces Death Benefit Proceeds. A loan could make it more likely that a certificate would terminate. There is a risk that the loan will reduce your Cash Surrender Value to an amount that will cause a certificate will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the certificate's termination without value and the end of insurance coverage.

POLICY ONLY IS SUITED FOR LONG-TERM INVESTMENT

     . We designed the Policy to meet long-term financial goals. You should not purchase this Policy if you intend to surrender all or part of your Policy Value in the near future.

PORTFOLIO RISKS

Each certificate's value will depend upon the investment performance of the Fund portfolios and allocation percentages you choose. If those portfolios perform poorly, the value of a certificate will decrease. Values allocated to the portfolios are not guaranteed. Because we continue to deduct charges from Policy Value, if investment results are too low, the Cash Surrender Value of a certificate under your Policy may fall to zero. In that case, the certificate will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. On the other hand, if investment experience is sufficiently favorable and you have kept the certificate in force for a substantial time, you may be able to draw upon Policy Value through partial surrenders and Policy loans. Poor investment performance may also lower the amount of the Death Benefit payable under a certificate. The Funds provide a comprehensive description of the risks of each portfolio in their prospectuses.

FEE TABLE

The following tables describe the fees and expenses that an Owner may pay when buying and owning the Policy and the certificates issued under it. If the amount of the charge depends on the personal characteristics of the Insured or the group that purchased the Policy, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of an Insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that an Owner will pay when buying the Policy and the certificates issued under it, paying premiums, making cash withdrawals from a certificate, or transferring Policy Value among the Subaccounts and the Guaranteed Interest Account.


-------------------------------------------------------------------------------------------------------
                                           Transaction Fees
-------------------------------------------------------------------------------------------------------
                                                                          Maximum Guaranteed
                    Charge                 When Charge is Deducted            Charge/2/
-------------------------------------------------------------------------------------------------------
Percentage of Premium Sales Load/1/    Upon receipt of each premium      10% of premium paid
                                       payment

-------------------------------------------------------------------------------------------------------
DAC Tax Charge                         Upon receipt of each premium      5.0% of premium paid
                                       payment

-------------------------------------------------------------------------------------------------------
Premium Tax Charge                     Upon receipt of each premium      5.0% of premium paid
                                       payment

-------------------------------------------------------------------------------------------------------
Partial Surrender Fee                  Upon a partial surrender under    The lesser of $25 or 2% of
                                       a certificate                     the amount surrendered
-------------------------------------------------------------------------------------------------------
Transfer Fee                           Upon transfer of Policy Value     $25 per transfer
                                       after the 12th transfer in a
                                       certificate year
-------------------------------------------------------------------------------------------------------
Reinstatement Fee                      At the time the certificate is    $150
                                       reinstated
-------------------------------------------------------------------------------------------------------


1. The maximum guaranteed percentage of premium sales load under your Policy will depend on our distribution expenses. Our distribution expenses may be affected by the characteristics of the group (such as the Insureds' issue ages, genders and risk classes) insured under the Policy and the duration of each certificate and may change over time. The amount of the percentage of premium sales load also under a particular certificate may vary with premium payments that are in excess of Target Premium. You may obtain more information about each certificate's percentage of premium sales load by contacting us.

2. The maximum guaranteed charge may be lower for your Policy. Please see each certificate's schedule pages for more information.



                                   *    *    *

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy and the certificates issued under it, not including portfolio fees and expenses.


-------------------------------------------------------------------------------------------------------------------
            Periodic Charges Other Than Portfolio Operating Expenses
-----------------------------------------------------------------------------------------------------------------
                                                                                 Maximum Guaranteed
                Charge                        When Charge is Deducted                 Charge/2/
-----------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge/3/            On Certificate Issue Date, the
                                       effective date of each coverage
                                       segment/4/, and each Monthly
                                       Anniversary Day thereafter

  .  Minimum and Maximum Charges                                                $.081437 to $83.33 per $1,000 of
                                                                                Net Amount at Risk,/5/
  .  Charge for a 50 year-old
     male non-smoking Insured;                                                  $.608386 per $1,000 of Net Amount
     second certificate year;                                                   at Risk
     certificate issued on a
     guaranteed issue basis
-----------------------------------------------------------------------------------------------------------------
Monthly Administrative and             On Certificate Issue Date, the
Sales Expense Charge/6/                effective date of each coverage
                                       segment, and each Monthly
                                       Anniversary Day thereafter

  .  Minimum and Maximum Charges                                                $5 per $1,000 of Specified Amount

-----------------------------------------------------------------------------------------------------------------
  .  Charge for a 50 year-old                                                   $5 per $1,000 of Specified Amount
     male Insured; issued as part
     of a Policy with 20
     certificates, each
     certificate with an annual
     premium of $10,000; fifth
     certificate year; maximum
     distribution costs
     associated with the Policy
-----------------------------------------------------------------------------------------------------------------
Asset-Based Charge/7/                  On Certificate Issue Date and each       1.0% annually of Policy Value
                                       Monthly Anniversary Day thereafter
-----------------------------------------------------------------------------------------------------------------
Monthly Policy Charge                  On Certificate Issue Date and each       $5.00
                                       Monthly Anniversary Day thereafter
-----------------------------------------------------------------------------------------------------------------


3. The cost of insurance charge assessed under any certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, and the duration of the certificate (or the increase in Specified Amount). The cost of insurance charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see each certificate's schedule pages for more information about the guaranteed cost of insurance charge that applies to a particular certificate. You may obtain more information about each certificate's cost of insurance charge by contacting us.

     4. A coverage segment is the initial Specified Amount; each increase in Specified Amount is its own coverage segment.

     5.   The maximum charge does not reflect any additional rating.

     6. The monthly administrative and sales expense charge assessed under any certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, certificate duration (or the duration of the increase in Specified Amount), and Specified Amount. In addition, the monthly administrative and sales expense charge may vary with the characteristics of the group insured under the Policy and our distribution costs. The monthly administrative and sales expense charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see each certificate's schedule pages for more information about the maximum monthly administrative and sales expense charge that applies to a particular certificate. You may obtain more information about each certificate's monthly administrative and sales expense charge by contacting us.

     7. The asset-based charge assessed under each certificate will vary based on the certificate year and the premiums paid under the certificate. In addition, the asset-based charge will vary with our distribution costs which may change over time and the characteristics of the group insured under the Policy.


  ------------------------------------------------------------------------------------------------------------------
                                               Optional Rider Charges
  ------------------------------------------------------------------------------------------------------------------
                                                                                   Maximum Amount
                   Charge                             When Deducted                 Deducted/2/
  ----------------------------------------------------------------------------------------------------------------
  Cost of Insurance Charge for Flexible     On Certificate Issue Date and
  Term Insurance Rider/8/                   each Monthly Anniversary Day
                                            thereafter
  ----------------------------------------------------------------------------------------------------------------
    .  Minimum and Maximum Charges                                              $.081437 to $83.33 per $1,000 of
                                                                                Net Amount at Risk
  ----------------------------------------------------------------------------------------------------------------
    .  Charge for a 50 year-old male                                            $.608386 per $1,000 of Net Amount
       non-smoking Insured; second                                              at Risk
       certificate year; certificate
       issued on a guaranteed issue
       basis
  ----------------------------------------------------------------------------------------------------------------
  Enhanced Cash Surrender Value Rider       No Charge                           No Charge
  ----------------------------------------------------------------------------------------------------------------


8. The cost of insurance charge for the Flexible Term Insurance Rider assessed under a certificate will depend on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, and the duration of the certificate (or the increase in Specified Amount). The cost of insurance charge shown in the table may not be representative of the charge that a particular Owner will pay. Please see each certificate's schedule pages for more information about the guaranteed cost of insurance charge that apply to a particular certificate. You may obtain more information about each certificate's cost of insurance charge by contacting us.

                                *    *    *

The following table shows the fees and expenses charged by the portfolios in which the Subaccounts invest. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the Subaccounts. The table reflects the minimum and maximum charges for the portfolios for the fiscal year ended December 31, 2002, except as stated in the footnotes. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this Prospectus.

--------------------------------------------------------------------------------
                       Annual Portfolio Operating Expenses
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses*            %    -                %
--------------------------------------------------------------------------------

* Total annual portfolio operating expenses are expenses that are deducted from portfolio company assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.

The following table shows the fees and expense (before waiver or reimbursement) charged by each portfolio for the fiscal year ended December 31, 2002.

    Annual Portfolio Operating Expenses for the Year Ended December 31, 2002
                     (as a percentage of average net assets)


---------------------------------------------------------------------------------------------------------------
                                                               Distribution and                   Net Total
                                                  Management    Service (12b-1)     Other           Annual
                                                     Fees           Fees/1/        Expenses      Expenses/2/
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
The Alger American Fund
---------------------------------------------------------------------------------------------------------------
   Balanced Portfolio
---------------------------------------------------------------------------------------------------------------
   MidCap Growth Portfolio
---------------------------------------------------------------------------------------------------------------
Dreyfus Variable Insurance Fund
---------------------------------------------------------------------------------------------------------------
   Appreciation Portfolio
---------------------------------------------------------------------------------------------------------------
   International Value Portfolio
---------------------------------------------------------------------------------------------------------------
Enterprise Accumulation Trust
---------------------------------------------------------------------------------------------------------------
   Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Small Company Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Small Company Value Portfolio
---------------------------------------------------------------------------------------------------------------
   Total Return Portfolio
---------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                                                               Distribution and                   Net Total
                                                  Management    Service (12b-1)     Other           Annual
                                                     Fees           Fees/1/        Expenses      Expenses/2/
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
   Asset Manager/SM/ Portfolio
---------------------------------------------------------------------------------------------------------------
   Contrafund(R) Portfolio
---------------------------------------------------------------------------------------------------------------
   Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Growth and Income Portfolio
---------------------------------------------------------------------------------------------------------------
INVESCO Variable Series Funds, Inc.
---------------------------------------------------------------------------------------------------------------
   Financial Services Fund
---------------------------------------------------------------------------------------------------------------
   Health Sciences Fund
---------------------------------------------------------------------------------------------------------------
   Telecommunications Fund
---------------------------------------------------------------------------------------------------------------
Janus Aspen Series
---------------------------------------------------------------------------------------------------------------
   Capital Appreciation Portfolio
---------------------------------------------------------------------------------------------------------------
   Flexible Income Portfolio
---------------------------------------------------------------------------------------------------------------
   International Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Strategic Value Portfolio
---------------------------------------------------------------------------------------------------------------
Lord Abbett Series Fund
---------------------------------------------------------------------------------------------------------------
   Bond-Debenture Portfolio
---------------------------------------------------------------------------------------------------------------
   Mid-Cap Value Portfolio
---------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust
---------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery Series
---------------------------------------------------------------------------------------------------------------
MFS(R) Total Return Series
---------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series
---------------------------------------------------------------------------------------------------------------
MONY Series Fund, Inc.
---------------------------------------------------------------------------------------------------------------
   Government Securities Portfolio
---------------------------------------------------------------------------------------------------------------
   Intermediate Term Bond Portfolio
---------------------------------------------------------------------------------------------------------------
   Long Term Bond Portfolio
---------------------------------------------------------------------------------------------------------------
The Universal Institutional Funds, Inc.
---------------------------------------------------------------------------------------------------------------
   Core Plus Fixed Portfolio
---------------------------------------------------------------------------------------------------------------
   Emerging Markets Debt Portfolio
---------------------------------------------------------------------------------------------------------------
   Emerging Markets Equity Portfolio
---------------------------------------------------------------------------------------------------------------
   Equity Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Global Value Equity Portfolio
---------------------------------------------------------------------------------------------------------------
   Value Portfolio
---------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
---------------------------------------------------------------------------------------------------------------
   Global Bond Portfolio
---------------------------------------------------------------------------------------------------------------
   Real Return Bond Portfolio
---------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Series, Inc.
---------------------------------------------------------------------------------------------------------------
   Equity Income Portfolio
---------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Personal Strategy Balanced Portfolio
---------------------------------------------------------------------------------------------------------------
Vanguard(R) Variable Insurance Fund
---------------------------------------------------------------------------------------------------------------
   Balanced Portfolio
---------------------------------------------------------------------------------------------------------------
   Capital Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Diversified Value Portfolio
---------------------------------------------------------------------------------------------------------------
   Equity Income Portfolio
---------------------------------------------------------------------------------------------------------------
   Equity Index Portfolio
---------------------------------------------------------------------------------------------------------------
   Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   High Yield Bond Portfolio
---------------------------------------------------------------------------------------------------------------
   International Portfolio
---------------------------------------------------------------------------------------------------------------
   Mid-Cap Index Portfolio
---------------------------------------------------------------------------------------------------------------
   Money Market Portfolio
---------------------------------------------------------------------------------------------------------------
   REIT Index Portfolio
---------------------------------------------------------------------------------------------------------------
   Short-Term Corporate Portfolio
---------------------------------------------------------------------------------------------------------------
   Small Company Growth Portfolio
---------------------------------------------------------------------------------------------------------------
   Total Bond Market Index Portfolio
---------------------------------------------------------------------------------------------------------------


1. MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from certain portfolio assets attributable to the Policies for providing distribution and shareholder services to those portfolios.

2. For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2002. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been:


              -------------------------------------------------------------------------------------------------
                                                               Distribution and                   Net Total
                                                  Management    Service (12b-1)     Other           Annual
               Name of Portfolio                     Fees           Fees           Expenses        Expenses
              -------------------------------------------------------------------------------------------------
              The Alger American Fund
              -------------------------------------------------------------------------------------------------
                 Balanced Portfolio
              -------------------------------------------------------------------------------------------------
                 MidCap Growth Portfolio
              -------------------------------------------------------------------------------------------------
              Dreyfus Variable Insurance
              Fund
              -------------------------------------------------------------------------------------------------
                 Appreciation Portfolio
              -------------------------------------------------------------------------------------------------
                 International Value Portfolio
              -------------------------------------------------------------------------------------------------
              Enterprise Accumulation Trust
              -------------------------------------------------------------------------------------------------
                 Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Small Company Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Small Company Value Portfolio
              -------------------------------------------------------------------------------------------------
                 Total Return Portfolio
              -------------------------------------------------------------------------------------------------
              Fidelity Variable Insurance
              Products
              -------------------------------------------------------------------------------------------------
                 Asset Manager/SM/ Portfolio
              -------------------------------------------------------------------------------------------------
                 Contrafund(R) Portfolio
              -------------------------------------------------------------------------------------------------
                 Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Growth and Income Portfolio
              -------------------------------------------------------------------------------------------------
              INVESCO Variable Series
              Funds, Inc.
              -------------------------------------------------------------------------------------------------
                 Financial Services Fund
              -------------------------------------------------------------------------------------------------
                 Health Sciences Fund
              -------------------------------------------------------------------------------------------------
                 Telecommunications Fund
              -------------------------------------------------------------------------------------------------
              Janus Aspen Series
              -------------------------------------------------------------------------------------------------
                 Capital Appreciation Portfolio
              -------------------------------------------------------------------------------------------------
                 Flexible Income Portfolio
              -------------------------------------------------------------------------------------------------
                 International Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Worldwide Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Strategic Value Portfolio
              -------------------------------------------------------------------------------------------------
              Lord Abbett Series Fund
              -------------------------------------------------------------------------------------------------
                 Bond-Debenture Portfolio
              -------------------------------------------------------------------------------------------------
                 Mid-Cap Value Portfolio
              -------------------------------------------------------------------------------------------------
              MFS(R) Variable Insurance
              Trust
              -------------------------------------------------------------------------------------------------
                 MFS(R) New Discovery Series
               -------------------------------------------------------------------------------------------------
                 MFS(R) Return Series
              -------------------------------------------------------------------------------------------------
                 MFS(R) Utilities Series
              -------------------------------------------------------------------------------------------------
              MONY Series Fund, Inc.
              -------------------------------------------------------------------------------------------------
                 Government Securities Portfolio
              -------------------------------------------------------------------------------------------------
                 Intermediate Term Bond Portfolio
              -------------------------------------------------------------------------------------------------
                 Long Term Bond Portfolio
              -------------------------------------------------------------------------------------------------
              The Universal
              Institutional Funds, Inc.
              -------------------------------------------------------------------------------------------------



              -------------------------------------------------------------------------------------------------
                                                               Distribution and                   Net Total
                                                  Management    Service (12b-1)     Other           Annual
               Name of Portfolio                     Fees           Fees           Expenses        Expenses
              -------------------------------------------------------------------------------------------------
                 Core Plus Fixed Portfolio
              -------------------------------------------------------------------------------------------------
                 Emerging Markets Debt Portfolio
              -------------------------------------------------------------------------------------------------
                 Emerging Markets Equity Portfolio
              -------------------------------------------------------------------------------------------------
                 Equity Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Global Value Equity Portfolio
              -------------------------------------------------------------------------------------------------
                 Value Portfolio
              -------------------------------------------------------------------------------------------------
              PIMCO Variable Insurance
              Trust
              -------------------------------------------------------------------------------------------------
                 Global Bond Portfolio
              -------------------------------------------------------------------------------------------------
                 Real Return Bond Portfolio
              -------------------------------------------------------------------------------------------------
              T. Rowe Price Equity Series,
              Inc.
              -------------------------------------------------------------------------------------------------
                 Equity Income Portfolio
              -------------------------------------------------------------------------------------------------
                 Mid-Cap Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Personal Strategy Balanced Portfolio
              -------------------------------------------------------------------------------------------------
              Vanguard(R) Variable Insurance
              Fund
              -------------------------------------------------------------------------------------------------
                 Balanced Portfolio
              -------------------------------------------------------------------------------------------------
                 Capital Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Diversified Value Portfolio
              -------------------------------------------------------------------------------------------------
                 Equity Income Portfolio
              -------------------------------------------------------------------------------------------------
                 Equity Index Portfolio
              -------------------------------------------------------------------------------------------------
                 Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 High Yield Bond Portfolio
              -------------------------------------------------------------------------------------------------
                 International Portfolio
              -------------------------------------------------------------------------------------------------
                 Mid-Cap Index Portfolio
              -------------------------------------------------------------------------------------------------
                 Money Market Portfolio
              -------------------------------------------------------------------------------------------------
                 REIT Index Portfolio
              -------------------------------------------------------------------------------------------------
                 Short-Term Corporate Portfolio
              -------------------------------------------------------------------------------------------------
                 Small Company Growth Portfolio
              -------------------------------------------------------------------------------------------------
                 Total Bond Market Index Portfolio
              -------------------------------------------------------------------------------------------------


The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

For information concerning compensation paid for the sale of the Policies, see "Sale of the Policies."

--------------------------------------------------------------------------------
                     MONY LIFE INSURANCE COMPANY OF AMERICA
--------------------------------------------------------------------------------

We are a stock life insurance company organized in the State of Arizona. Our principal offices are located at 1740 Broadway, New York, New York 10019.

--------------------------------------------------------------------------------
                         MONY AMERICA VARIABLE ACCOUNT L
--------------------------------------------------------------------------------

We established MONY America Variable Account L as a separate account under Arizona law on February 15, 1985. We divided the Variable Account into subdivisions called Subaccounts. Each Subaccount invests exclusively in shares of a designated portfolio of the Funds.

The assets in the Variable Account belong to us. Assets equal to the reserves and other liabilities of the Variable Account will not be charged with liabilities that arise from any other business that we conduct. Income, gains and losses, realized or unrealized, from assets allocated to the Variable Account and of each Subaccount are credited to or charged against the Variable Account and that Subaccount without regard to other income, gains or losses of the Company. We reserve the right to credit or charge a Subaccount in a different manner if required, or if appropriate, by reason of a change in law. We may from time to time transfer to our General Account, assets which exceed the reserves and other liabilities of the Variable Account.

CHANGES TO THE VARIABLE ACCOUNT

We may add new Subaccounts that are not available under the Policy. We may substitute a portfolio for another portfolio of that Fund or of another Fund, if in our judgment, the portfolio no longer suits the purposes of the Policy due to a change in its investment objectives or restrictions. The new portfolio may have higher fees and charges than the one it replaced, and not all portfolios may be available to all classes of Policies. No substitution may take place without prior to notice to you and prior approval of the SEC and insurance regulatory authorities, to the extent required by the Investment Company Act of 1940 (the "1940 Act") and applicable law.

We may also, where permitted by law:

     .    create new separate accounts;
     .    combine separate accounts, including the Variable Account;
     .    transfer assets of the Variable Account to another separate account;
     . add new Subaccounts to or remove existing Subaccounts from the Variable Account or combine Subaccounts;
     . make Subaccounts (including new Subaccounts) available to such classes of Policies as we may determine;
     .    add new Funds or remove existing Funds;
     . substitute new Funds for any existing Fund whose shares are no longer available for investment;
     . substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Variable Account;
     . deregister the Variable Account under the Investment Company Act of 1940; and
     . operate the Variable Account under the direction of a committee or in any other form permitted by law.

We will notify you of any changes we make.

--------------------------------------------------------------------------------
                                 THE PORTFOLIOS
--------------------------------------------------------------------------------

You decide the Subaccounts to which you direct premiums or transfer Policy Value. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in the Policy.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before you choose a Subaccount to allocate your premiums and transfer Policy Value, carefully read the prospectus for each Fund, along with this Prospectus. Please call your agent or our Operations Center to obtain each Fund prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives. You should know that during extended periods of low interest rates, the yields of the Vanguard VIF Money Market Subaccount may become extremely low and possibly negative.

The investment objectives and policies of certain portfolios are similar to the investment objectives and polices of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

The following table lists the Subaccounts of the Variable Account that are available under the Policy.


----------------------------------------------------------------------------------------------------------
          Subaccount                    Type of Portfolio                          Adviser
                                                                      (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------------------------
                                        The Alger American Fund
----------------------------------------------------------------------------------------------------------
Alger American Balanced
Subaccount
----------------------------------------------------------------------------------------------------------
Alger American MidCap Growth
Subaccount
----------------------------------------------------------------------------------------------------------
                                    Dreyfus Variable Insurance Fund
----------------------------------------------------------------------------------------------------------
Dreyfus Appreciation
Subaccount
----------------------------------------------------------------------------------------------------------
Dreyfus International Value
Subaccount
----------------------------------------------------------------------------------------------------------
                                     Enterprise Accumulation Trust
----------------------------------------------------------------------------------------------------------
Enterprise Growth Subaccount
----------------------------------------------------------------------------------------------------------
Enterprise Small Company
Growth Subaccount
----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
          Subaccount                    Type of Portfolio                          Adviser
                                                                      (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------------------------
Enterprise Small Company
Value Subaccount
----------------------------------------------------------------------------------------------------------
Enterprise Total Return
Subaccount
----------------------------------------------------------------------------------------------------------
                                  Fidelity Variable Insurance Products
----------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM
Subaccount
----------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)
Subaccount
----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Subaccount
----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth and
Income Subaccount
----------------------------------------------------------------------------------------------------------
                                  INVESCO Variable Series Funds, Inc.
----------------------------------------------------------------------------------------------------------
INVESCO VIF - Financial
Services Subaccount
----------------------------------------------------------------------------------------------------------
INVESCO VIF - Health Sciences
Subaccount
----------------------------------------------------------------------------------------------------------
INVESCO VIF -
Telecommunications Subaccount
----------------------------------------------------------------------------------------------------------
                                            Janus Aspen Series
----------------------------------------------------------------------------------------------------------
Janus Aspen Series Capital
Appreciation Subaccount
----------------------------------------------------------------------------------------------------------
Janus Aspen Series Flexible
Income Subaccount
----------------------------------------------------------------------------------------------------------
Janus Aspen Series
International Growth
Subaccount
----------------------------------------------------------------------------------------------------------
Janus Aspen Series Worldwide
Growth Subaccount
----------------------------------------------------------------------------------------------------------
Janus Aspen Series Strategic
Value Subaccount
----------------------------------------------------------------------------------------------------------
                                         Lord Abbett Series Fund
----------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture
Subaccount
----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
          Subaccount                    Type of Portfolio                          Adviser
                                                                      (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value
Subaccount
----------------------------------------------------------------------------------------------------------
                                       MFS Variable Insurance Trust
----------------------------------------------------------------------------------------------------------
MFS New Discovery Subaccount
----------------------------------------------------------------------------------------------------------
MFS Total Return Subaccount
----------------------------------------------------------------------------------------------------------
MFS Utilities Subaccount
----------------------------------------------------------------------------------------------------------
                                          MONY Series Fund, Inc.
----------------------------------------------------------------------------------------------------------
MONY Government Securities
Subaccount
----------------------------------------------------------------------------------------------------------
MONY Intermediate Term Bond
Subaccount
----------------------------------------------------------------------------------------------------------
MONY Long Term Bond Subaccount
----------------------------------------------------------------------------------------------------------
                                    The Universal Institution Funds, Inc.
----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Core Plus
Fixed Income Subaccount
----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging
Markets Debt Subaccount
----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Emerging
Markets Equity Subaccount
----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Equity
Growth Subaccount
----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Global
Value Equity Subaccount
----------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Value
Subaccount
----------------------------------------------------------------------------------------------------------
                                      PIMCO Variable Insurance Trust
----------------------------------------------------------------------------------------------------------
PIMCO Global Bond Subaccount
----------------------------------------------------------------------------------------------------------
PIMCO Real Return Bond
Subaccount
----------------------------------------------------------------------------------------------------------
                                    T. Rowe Price Equity Series, Inc.
----------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income
Subaccount
----------------------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap Growth
Subaccount
----------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
          Subaccount                    Type of Portfolio                          Adviser
                                                                      (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------------------------
T. Rowe Price Personal
Strategy Balanced Subaccount
----------------------------------------------------------------------------------------------------------
                                     Vanguard Variable Insurance Fund
----------------------------------------------------------------------------------------------------------
Vanguard VIF Balanced
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Diversified
Value Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Capital Growth
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Equity Income
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Equity Index
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Growth Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF High Yield Bond
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF International
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Mid-Cap Index
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Money Market
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Short-Term
Corporate Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Small Cap Index
Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Small Company
Growth Subaccount
----------------------------------------------------------------------------------------------------------
Vanguard VIF Total Bond
Market Index Subaccount
----------------------------------------------------------------------------------------------------------


We have entered into agreements with either the investment adviser or distributor of certain Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us more than others. These agreements reflect administrative services we provide. The amounts we receive under these agreements may be significant. In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from portfolio assets for providing distribution and shareholder support services to the portfolios.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

As required by law, we will vote portfolio shares held in the Variable Account at any regular and special meetings of the shareholders of the Funds. We will exercise these voting rights based on the instructions received from Owners having the voting interest in corresponding Subaccounts of the Variable Account. We may elect to vote the shares of the Funds in our own right if the 1940 Act or any regulations thereunder is amended, and as a result, we determine that it is permitted to vote the shares of the Funds in our own right.

We will determine the number of votes which you have the right to cast by dividing your Policy Value in a Subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number of Owner votes will be determined as of the date we set. However, such date will not be more than 90 days before the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the SEC, we reserve the right to determine the voting rights in a different fashion. You may cast your voting instructions in person or by proxy.

We will vote portfolio shares for which we received no timely instructions in proportion to the voting instructions which are received for all Policies participating in that Subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

DISREGARD OF VOTING INSTRUCTIONS

We may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Owners or the investment adviser (or portfolio manager) of a portfolio. Our disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on us. If we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Owners.

--------------------------------------------------------------------------------
                         THE GUARANTEED INTEREST ACCOUNT
--------------------------------------------------------------------------------

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guaranteed Interest Account or our General Account under the Securities Act of 1933 or under the 1940 Act. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. For more details regarding the Guaranteed Interest Account, please see your Policy.

You may allocate all or a portion of your Net Premiums and transfer Policy Value to our Guaranteed Interest Account. Amounts allocated to the Guaranteed Interest Account become part of the General Account, which supports insurance and annuity obligations. The amounts allocated to the General Account are subject to the liabilities arising from the businesses we conduct. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account.

We guarantee that we will credit the Policy Value in the Guaranteed Interest Account with a minimum interest rate of .008099%, compounded daily, for a minimum gross effective annual rate of 3.0%. We will assess the asset-based charge against amounts allocated to the Guaranteed Interest Account.

We may, in our sole discretion, declare current interest in excess of the gross 3.0% annual rate. The determination of any interest rate in excess of 3.0% annually will be influenced by, but not necessarily correspond to, interest rates available on fixed income payments or transfers of Policy Values under the Policies. You will have no direct interest in these investments. We also will consider other factors in determining excess interest rates including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, competitive factors, and the crediting rate strategy you select. Any rates we declare in excess of the 3% rate may be changed or discontinued by us in our sole discretion, on a prospective basis, at anytime after they are declared and such change or discontinuance may be applied to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.

At Policy issue you can select a general portfolio crediting rate strategy or a London InterBank Offered Rate (LIBOR) based crediting rate strategy if approved in your state. If you do not make an explicit selection we will manage your Policy under the general portfolio rate crediting strategy.

Under the portfolio rate strategy we select all investments and determine the crediting rate for the Policy based on the actual or expected performance of the investments we make. Similarly, under the LIBOR strategy we also select all investments, however, we attempt to select investments that will result in a crediting rate that tracks the 12-month U.S. Dollar LIBOR rate as fixed by the British Banker's Association. The actual rate we credit in excess of the guaranteed rate will be determined at our sole discretion based on the actual and expected investment results and may be changed or discontinued by us in our sole discretion, on a prospective basis, at any time with respect to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.

Any rates we declare or credit in excess of the 3% rate under either the general portfolio or the LIBOR based crediting rate strategy may be changed or discontinued by us in our sole discretion, on a prospective basis, at anytime after they are declared or credited and such change or discontinuance may be applied to any and all amounts previously and/or newly invested in or credited to the Guaranteed Interest Account.

We cannot predict or guarantee future excess interest rates. We bear the full investment risk for Policy Value allocated to the Guaranteed Interest Account.

--------------------------------------------------------------------------------
                                   THE POLICY
--------------------------------------------------------------------------------

We designed this group Policy to meet the needs of corporations and similar organizations operating under the banking laws of the United States or one or more states of the United States that wish to purchase life insurance benefits on the lives of key employees.

APPLYING FOR A POLICY

To purchase a Policy, you must complete an application and then have your agent submit the application to us at our Operations Center. We also must have, if required by state law, the consent of each employee who is to be insured under the Policy (and if there is simple or full medical underwriting, the employee will have to satisfy certain underwriting requirements). After we have received the necessary information, it can sometimes take several weeks for us to evaluate that information to decide whether to issue a Policy and a certificate on each Insured's life and if so, what each Insured's risk class should be. After we approve an application for a Policy and a certificate and assign the appropriate risk class for each Insured, we will prepare the Policy and the certificates under the Policy for delivery.

You must pay an initial premium of a sufficient amount before the time we deliver your Policy. If you submit your initial premium with your application, we will place your premium in our General Account where it will earn interest at an effective annual rate of at least 3.0% from the Certificate Effective Date. See "Premiums." Coverage generally becomes effective for each Insured on the Certificate Effective Date. We will not pay a Death Benefit before the Certificate Effective Date unless a Binder Agreement, as discussed below, was in effect.

We will issue a certificate covering an Insured who is up to and including age 80, provided we receive evidence of insurability that satisfies us (this assumes that the Policy is not issued on a guaranteed issue basis). Required evidence of insurability may include, among other things, a medical examination of the Insured. We may reject an application for any lawful reason.

BINDER AGREEMENT

You may apply for and purchase insurance under a Binder Agreement when you submit the application for the Policy. The premium for the Binder Agreement is in addition to the premium for the Policy. The premium under the Binder Agreement will be the guaranteed cost of insurance under the Policy and certificate for each Insured for the Binder Agreement coverage period. We will hold the premiums paid for the Binder Agreement in our General Account until the certificate release date. Please see the Binder Agreement for more information.

BACKDATING

We may sometimes backdate your Policy as well as a certificate under your Policy, if you request, by assigning a Certificate Issue Date earlier than the Certificate Effective Date so that you can obtain lower insurance rates based on a younger insurance age or so that you can coordinate certificate anniversary dates. We will not backdate a certificate for more than one year (a shorter period is required in certain states) before the date of your application with respect to each Insured. In addition, we will not backdate a certificate to a date before we issued the Policy. For a backdated certificate, monthly deductions will begin on the backdated Certificate Issue Date. You therefore will incur charges before you otherwise would have if you had not backdated the certificate, and your initial premium payment for that certificate must be in an amount sufficient to cover the extra monthly deduction charges for the backdating period.

UNDERWRITING

We may issue the Policy on a guaranteed issue basis, or fully underwritten or simplified underwritten basis. If we issue the Policy on a fully underwritten basis, we will need each employee's/proposed Insured's consent for a medical examination. If we issue the Policy on a simplified underwritten basis, each employee/proposed Insured must submit to our simplified underwriting procedure by satisfactorily responding to certain health questions in the application. In addition, each employee/proposed Insured is subject to the "actively at work" underwriting requirements described in your Policy.

Policies issued on a guaranteed issue basis or a simplified underwritten basis may be more expensive than those issued on a fully underwritten basis because certain Insureds under guaranteed issue Policies or Policies issued on a simplified underwritten basis may be assessed higher cost of insurance rates.

OWNER

The Owner has all of the rights and benefits under the Policy and each certificate under it while an Insured is living. These rights include the right to change the Beneficiary, to assign the Policy, to transfer Policy Value, to borrow from the Policy, or to make full or partial surrenders.

REFUND PRIVILEGE

You may cancel the Policy and each certificate during the refund privilege period for the Policy/certificate by returning it to us at our Operations Center, and receive a refund of the full amount of the premium paid, unless otherwise permitted by state law. The refund privilege varies by state and generally runs until 10 days after the Policy's and/or certificate's delivery.

--------------------------------------------------------------------------------
                                    PREMIUMS
--------------------------------------------------------------------------------

GENERAL

We will usually credit your initial premium payment to a certificate on the later of the date we approve that certificate or the date we receive your payment. We will credit any subsequent premium to a certificate on the Valuation Date we receive it at our Operations Center.

The total premiums you pay may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code of 1986, as amended (the "Code") if the guideline premium test is selected. We may reject any premium, or any portion of a premium, that would result in a certificate being disqualified as life insurance under the Code. We will refund any rejected premium. We will tell you before we process a transaction, whether once we process the transaction, a certificate is in jeopardy of becoming a modified endowment contract under the Code.

INITIAL PREMIUM

You must pay the initial minimum premium shown in the certificate schedule to put that certificate in effect. We base the initial minimum premium on a number of factors including:

          1.   the Specified Amount;

          2.   any riders you added to a certificate; and

          3. assuming the Policy is not underwritten on a guaranteed issue basis, the Insured's age, smoking status, gender (unless unisex rates apply), and risk class.

After you pay this initial premium, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.

TAX-FREE "SECTION 1035" EXCHANGES

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on your old policy. The charges for this Policy may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

SCHEDULED PREMIUMS

Your initial minimum premium is the only premium you must pay under a certificate. However, you greatly increase your risk of termination if you do not regularly pay premiums. Paying your Scheduled Premiums will not necessarily keep your Policy in force. Additional premiums may be necessary to keep the Policy and each certificate in force.

You may choose to schedule your premium payments either annually, semi-annually, quarterly, or monthly. You may send premiums to us at anytime. Scheduled Premiums are subject to our rules on minimum amounts as shown in your Policy.

You may change the frequency or amount of your Scheduled Premiums. We reserve the right to limit the amount of any increase in Scheduled Premiums. You should change the amount of your Scheduled Premiums if:

          .    you increase the Specified Amount for an Insured;

          .    you change your Death Benefit option;

          .    you change or add a rider;

          . you take a partial surrender when you have elected Death Benefit Option A (see "Death Benefit"); or

          . you select Subaccounts that experience adverse investment performance.

If you do not pay a Scheduled Premium, we will consider all subsequent premium payments you make under the certificate to be Unscheduled Premiums.

UNSCHEDULED PREMIUMS

In general, you may make premium payments at any time provided the premium payment is for at least $250. However, we may reject or limit any Unscheduled Premium that would result in an immediate increase in the Death Benefit payable under a certificate, unless you provide us with satisfactory evidence of insurability when you make the payment. If satisfactory evidence of insurability is not received, we may return the payment in whole or in part on the business day we receive the payment. In addition, we will reject all or a part of a premium payment and return it to you on the business day we receive the payment if the premium would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance or would cause the Death Benefit to exceed our coverage capacity.

REPAYMENT OF DEBT

We will treat Scheduled Premiums you send to us as premium payments, and not as repayment of Debt, unless you request otherwise. However, we will apply Unscheduled Premiums to repay Debt, unless you request otherwise. If a payment is treated as a repayment of Debt, any part of a payment that exceeds the amount of Debt will be applied to your Policy Value as a premium payment. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

ALLOCATING PREMIUMS

For each certificate, you specify the percentage of your Net Premium we are to allocate to the Subaccounts and to the Guaranteed Interest Account. No allocation may be for less than .01% of a Net Premium, and allocation percentages must total 100%. You may change your allocations at any time by writing or calling our Operations Center. The change will apply to the Net Premium payments you make upon receipt of your instructions.

We will allocate your initial premium payment to our Guaranteed Interest Account until we deem the refund privilege to have ended unless applicable state law allows us to return Policy Value. At the end of that period, we will transfer your Net Premium to any Subaccounts you then designate. We will allocate any Net Premium we receive after we deem the refund privilege to have ended on the Valuation Date that we receive the premium payment.

If you make an Unscheduled Premium payment, you may specify an allocation choice that is different than your allocation choice for your Scheduled Premiums. This choice will not change your allocation choice for future Scheduled Premiums. Your allocation must be in dollar amounts or in percentage amounts of at least ..01% of the unscheduled Net Premium, and the total must be 100% of the unscheduled Net Premium.

--------------------------------------------------------------------------------
                          HOW YOUR POLICY VALUE VARIES
--------------------------------------------------------------------------------

POLICY VALUE

The Policy Value is the entire amount we hold under a certificate, and serves as the starting point for calculating certain values under that certificate. It is the sum of the total amount held under the certificate in each Subaccount, in the Guaranteed Interest Account, and in the Loan Account. We determine Policy Value first on each Certificate Issue Date, and after that, on each Valuation Date. The Policy Value will vary to reflect the performance of the Subaccounts to which you have allocated amounts and interest we credit on amounts in the Guaranteed Interest Account, and will also vary to reflect Debt, charges for the monthly deductions, partial surrenders, and loan repayments. Your Policy Value may be more or less than the premiums you paid.

CASH SURRENDER VALUE

The Cash Surrender Value on any Valuation Date is the Policy Value reduced by any Debt and any unpaid fees and charges. We may add any applicable Enhanced Cash Surrender Value to your Cash Surrender Value.

SUBACCOUNT VALUES

On any Valuation Date, the value of a Subaccount equals the number of units we credit to the Policy multiplied by the Unit Value for that Date. We make the calculation before the purchase or redemption of units on that Valuation Date.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. When you make allocations to a Subaccount, either by premium allocation, transfer of Policy Value, transfer of loan interest from the General Account, or repayment of a loan, we credit your Policy with units in a Subaccount. When we assess a monthly deduction, and when you take a loan, a partial surrender, or transfer from a Subaccount, we decrease the number of units you hold in a Subaccount.

SUBACCOUNT UNIT VALUE

We arbitrarily set the Unit Value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Date to the next. We determine Unit Value, after a Subaccount's operations have begun, by multiplying the net investment factor for that Valuation Date by the Unit Value for the immediately preceding Valuation Date.

The net investment factor is an index we use to measure the investment performance of a Subaccount from one Valuation Date to the next. The net investment factor for a Valuation Period is (a) divided by (b), where:

     (a)  is the result of:
          (1) the value of the assets at the end of the preceding Valuation Period; plus
          (2) the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus
          (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus
          (4) any amount charged against the Variable Account for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Account; and

     (b) is the value of the assets in the Subaccount at the end of the preceding Valuation Period.

GUARANTEED INTEREST ACCOUNT VALUE

On any Valuation Date, the Policy Value in the Guaranteed Interest Account is:

     . the accumulated value with interest on the Net Premiums allocated and amounts transferred to, the Guaranteed Interest Account before that Date; minus

     . withdrawals from the Guaranteed Interest Account before that Date for any partial surrender and its fee, any amounts transferred from the Guaranteed Interest Account and the transfer fee, if any, and any monthly deductions.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

After we deem the refund privilege to have ended, you may transfer Policy Value among the Investment Options. Your request for a transfer may be in writing or in any other form acceptable to us. We reserve the right to impose a transfer fee for each transfer after the twelfth transfer in a certificate year, and consider the request for a transfer to be one transaction. We will deduct a transfer fee, if any, from the Investment Option from which Policy Value is being transferred. (At present, we do not deduct this fee). If there is not sufficient Policy Value in that Investment Option, we will deduct the charge pro-rata from the Investment Options. When we process transfers, the Policy Value on the date of the transfer will not be affected by the transfer except to the extent of any transfer fee.

Transfers among the Subaccounts will be effective as of the end of the Valuation Period during which we receive your request at our Operations Center. We may postpone transfers to, from, or among the Subaccounts under certain circumstances. See "Payments."

Transfers from the Variable Account to the Guaranteed Interest Account will be effective on the Valuation Date we receive your request at our Operations Center.

A transfer of Policy Value from the Guaranteed Interest Account to any of the Subaccounts may be made once each certificate year for a certificate. A request for such transfer must be received by us at our Operations Center on or within 30 days after a certificate anniversary, and will be processed on the Valuation Date we receive it. We will, however, process a transfer request on the certificate anniversary if the request is received not more than 10 days before the certificate anniversary. That request will be processed on the certificate anniversary. We may reject any part of a requested transfer from the Guaranteed Interest Account if that part would exceed the greater of: (a) 25% of the Policy Value held in the Guaranteed Interest Account on the date the transfer would take effect; (b) $5,000; or (c) the amount shown in the Policy. Also, we reserve the right to refuse to execute any transfer:

          (1) if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Subaccount invests; or

          (2) if the transfer is a result of more than one trade involving the same Subaccount within a 30 day period; or

          (3) if necessary for the Policy to be treated as a life insurance policy under the Code; or

          (4) if the transfer would adversely affect accumulation unit values. This may occur if the transfer would affect one percent or more of the relevant Fund's total assets.

Where permitted by law, we may accept your authorization for third party transfers. We may restrict the Subaccounts that will be available to you for transfers. This restriction may occur during any period such third party is authorized to act for you. We will give you prior notice of any restrictions. We will not enforce such restrictions if you provide us with satisfactory evidence that:

          (1) a court of competent jurisdiction has appointed such third party to act for you; or

          (2) you have appointed such third party to act for you for all of your financial affairs.

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Policy Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners.

We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds, and the managements of the Funds share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they have been submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------

As long as a certificate is in effect, we will pay the Death Benefit Proceeds upon receipt at our Operations Center of satisfactory proof of an Insured's death. We may postpone payment of the Death Benefit under certain conditions. See "Payments." We will pay the Proceeds to the Beneficiary.

AMOUNT OF DEATH BENEFIT PROCEEDS PAYABLE

The amount of Death Benefit Proceeds payable equals:

          1.   the Death Benefit payable at the death of an Insured; less

          2. any Debt, and if the death of the Insured occurs during any period for which a monthly deduction has not been made, any monthly deduction that may apply to that period, including the deduction for the month of death.

Under certain circumstances, we may further adjust the amount of the Death Benefit Proceeds payable. See "Misstatement of Age or Sex," "Suicide Exclusion," and "Incontestability."

DEATH BENEFIT OPTIONS

When you apply for a Policy, you have to make three choices about the Death Benefit. First, you must select the Death Benefit compliance test; second, you must tell us how much life insurance you want on each Insured; and finally, you must select a Death Benefit option.

The Policy must satisfy one of two alternative Death Benefit compliance tests to qualify as life insurance under section 7702 of the Code: the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test. Each test requires that the Policy's Death Benefit always be equal to or greater than the Policy Value, including Enhanced Cash Value, multiplied by a certain death benefit percentage. Under the Cash Value Accumulation test, the death benefit percentages vary by an Insured's Attained Age and gender; under the Guideline Premium/Cash Value Corridor Test, the death benefit percentages may vary by an Insured's Attained Age. Once you choose the test, you cannot change it.

You also must tell us how much life insurance coverage you want on the life of each Insured. Total life insurance coverage consists of Specified Amount and amounts added by the Flexible Term Insurance Rider. The minimum Specified Amount is $10,000.

Finally, you must select a Death Benefit option: Death Benefit Option A or Death Benefit Option B. If you do not select a Death Benefit option, we will not issue the certificate. Subject to certain restrictions, you may change your Death Benefit option, see below. Information about the riders is provided under "Optional Insurance Benefits," below.

Under Death Benefit Option A, your Death Benefit under a certificate will be the greater of:

          a. the Specified Amount in effect on the date of the Insured's death plus any flexible term insurance you may have added by rider, or

          b. the Policy Value (plus any Enhanced Cash Surrender Value added by rider) on the date of the Insured's death multiplied by the applicable death benefit percentage shown in the Policy.

Under Death Benefit Option B, your Death Benefit under a certificate will be the greater of:

          a. the Specified Amount in effect on the date of the Insured's death plus any flexible term insurance you may have added by rider, plus the Policy Value on the date of the Insured's Death, or

          b. the Policy Value (plus any Enhanced Cash Surrender Value added by rider) on the date of the Insured's death multiplied by the death benefit percentage shown in the Policy.

The death benefit percentage is the same as that used for Option A. The Death Benefit in Option B will always vary as Policy Value varies.

The death benefit percentage will vary by the definition of life insurance the Owner selected. A table showing the death benefit percentages is in your Policy.

Examples of Options A and B

The following examples demonstrate how we calculate the Death Benefit under Options A and B. The examples show a certificate under two Policies with the same Specified Amount, but Policy Values vary as shown. We assume that each Insured is age 65 at the time of death and that there is no Debt. We also assume that the Owner selected the Guideline Premium Test. Certificate 1 shows what the Death Benefit would be for a certificate with low Policy Value. Certificate 2 shows what the Death Benefit would be for a certificate with a higher Policy Value.

                                                  Certificate 1    Certificate 2

Specified Amount                                     $100,000         $100,000
Policy Value on Date of Death                        $ 35,000         $ 85,000
Death Benefit Percentage                                 120%             120%
Death Benefit under Option A                         $100,000         $102,000
Death Benefit under Option B                         $135,000         $185,000

HOW WE DETERMINE THE DEATH PROCEEDS

The actual amount of Death Proceeds will depend on:

          .    the Death Benefit as determined above;
          .    the use of the Policy Value during an Insured's life;
          .    any partial surrenders;
          .    any Debt plus loan interest accrued and payable to us;
          .    any additional insurance provided by rider;
          .    any increase or decrease in the Specified Amount;
          .    an Insured's suicide during the first two years since the
               Certificate Date or during the first two years following an increase in existing coverage; and
          .    a misstatement of an Insured's age or gender.

If an Insured dies on or after age 100, the Death Benefit will equal the Policy Value on the date of death.

CHANGING DEATH BENEFIT OPTIONS

You may change the Death Benefit option under each certificate by writing us at our Operations Center. If you change from Death Benefit Option A to Death Benefit Option B, you must provide us with satisfactory evidence of insurability at the time you make your request. We do not require evidence of insurability if you change from Death Benefit Option B to Death Benefit Option A. Any change in Death Benefit options will become effective on the first Monthly Anniversary Day on or after the date we receive and approve the request at our Operations Center.

If you change from Death Benefit Option A to Death Benefit Option B, we will reduce a certificate's Specified Amount by the amount of that certificate's Policy Value at the date of the change. We will not permit you to change from Death Benefit Option A to Death Benefit Option B if the change would result in a new Specified Amount of less than $10,000.

If you change from Death Benefit Option B to Death Benefit Option A, we will increase the Specified Amount of a certificate by the amount of that certificate's Policy Value at the date of the change. The change to Death Benefit Option A will generally reduce the Death Benefit payable in the future.

A change in the Death Benefit option may affect the monthly cost of insurance charge since this charge varies with the Net Amount at Risk. Generally, the Net Amount at Risk is the amount by which the Death Benefit exceeds Policy Value. See "Charges and Deductions - Deductions From Policy Value - The Monthly Deductions." If the certificate's Death Benefit is not based on the death benefit percentage under Death Benefit Option A or Death Benefit Option B, changing from Option B to Option A will generally decrease the Net Amount at Risk. Therefore, this change may decrease the cost of insurance charges. Changing from Death Benefit Option A to Death Benefit Option B will generally result in a Net Amount at Risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the Insured's age. You should consult a tax adviser before changing the Death Benefit option.

CHANGING THE TARGET DEATH BENEFIT

You may change the Target Death Benefit under a certificate subject to the conditions described below. We will not accept the request for an increase in Target Death Benefit if the Insured is over our current maximum age for issuing the Policy or if the request is for less than the minimum amount of a change as specified in the Policy. We offer a Flexible Term Insurance Rider that may be more cost effective for you than increasing the Specified Amount under a certificate.

We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Target Death Benefit may have other tax consequences. You should consult a tax adviser before changing the Target Death Benefit.

INCREASES

     . You may make scheduled increases of the Target Death Benefit when you apply for the Policy or when you make an unscheduled increase in the Target Death Benefit.

     . You may only schedule increases of the Target Death Benefit by purchasing and increasing the amount under the Flexible Term Insurance Rider.

     . Any unscheduled increase will be effective on the Monthly Anniversary Day following our approval of your request.

     . While the Insured is living, you may apply for an unscheduled increase in the Target Death Benefit using a supplemental application. You will have to submit evidence satisfactory to us that the Insured is insurable, any we will not permit an increase in the Target Death Benefit after the Insured's Attained Age 80. Any approved increase will become effective on the date we show on the revised certificate schedule we will send you.

     . Unless you indicate otherwise, we will assume that any request for an unscheduled increase to the Target Death Benefit to be a request for an increase to the Specified Amount.

     . An unscheduled increase in Specified Amount will increase the Target Death Benefit by an equal amount so that the Flexible Term Insurance Rider amount will remain unchanged after the increase.

     . An approved increase is subject to deduction of the first month's increased cost of insurance from Policy Value.

     . The increase will create a new "coverage segment." We will allocate Policy Value after the increase first to the original coverage segment, and then to each coverage segment in order of the increases.

          . You will incur additional percentage of premium sales loads associated with the increase.

          . We will calculate the percentage of premium sales load for the increase in a similar way as for the original Specified Amount. We will allocate premiums you pay after the increase to the original and the new coverage segments in the same proportion that the guideline annual premiums (as defined by federal tax law) for each coverage segment bear to the sum of the guideline annual premiums for all segments.

     . If the Target Death Benefit is increased when a premium payment is received, we will process the increase before we process the premium payment.

     . If an unscheduled increase creates a new coverage segment of Specified Amount, the Policy Value under a certificate will be allocated:

          .    first, to the original coverage segment, and

          .    second, to each coverage segment in order of increases.

     . we will allocate coverage segments in the same proportion that the guideline annual premium for each segment bear to the sum of the guideline annual premiums for all coverage segments.

     . Increasing the Specified Amount will generally increase the base death benefit of a certificate, and could affect the subsequent level of base death benefit and Policy Value under the certificate.

DECREASES

     . You may decrease the Target Death Benefit by submitting a written application to us at our Operations Center. The decrease will take effect on the Monthly Anniversary Day that falls on, or next follows, the date we approve it.

     . Any decrease in Specified Amount will reduce the Target Death Benefit of a certificate and may reduce the Specified Amount of the certificate at issue.

     .    You may not decrease the Target Death Benefit below $10,000.

     . During the grace period, we will not allow a decrease unless the Policy Value less any Debt is greater than our estimate of the monthly deduction to be made on the next Monthly Anniversary Day.

     . We will apply decreases in the Target Death Benefit in the following order:

          1. against the most recent increase, regardless if it is Specified Amount increase or Flexible Term Insurance Rider amount increase;

          2. against the next most recent increases successively, regardless if it is Specified Amount increase or Flexible Term Insurance Rider amount increase;

          3. against Flexible Term Insurance Rider amount provided under the original application; and

          4. against insurance provided by the Specified Amount under the original application.

..    If the Specified Amount is decreased when a premium payment is received, we will process the decrease before we process the premium payment.

..    Rider coverages may be affected by a decrease in Specified Amount.

..    We will reject a decrease in Specified Amount, if to effect the decrease payments to you would have to be made from Policy Value for compliance with the guideline premium limitations and the amount of the payments would exceed the Cash Surrender Value of your Policy.

A decrease may not cause the Specified Amount to be less than the minimum Specified Amount shown in the Policy nor cause the remaining Specified Amount to be less than the amount necessary for the Policy to qualify as life insurance under Section 7702 of the Code.

If a requested change is not approved, we will send you a written notice of our decision.

Changes in any additional flexible term insurance amount will be subject to the same rules discussed above for Specified Amount changes.

--------------------------------------------------------------------------------
                           OPTIONAL INSURANCE BENEFITS
--------------------------------------------------------------------------------

Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. You may add these benefits when you apply for your Policy. These other optional benefits are added to your Policy by an addendum called a rider. As applicable, a charge is deducted monthly from the Policy Value for each optional benefit added to your Policy. See "Charges and Deductions." You can cancel these benefits at any time. Certain restrictions may apply, and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your Policy's status as a modified endowment contract. See "Tax Considerations." Your agent can describe these extra benefits further.

FLEXIBLE TERM INSURANCE RIDER

This Rider provides flexible term life insurance on the life of an Insured, which is annually renewable until the death of the Insured. The amount of coverage provided by the Rider varies over time.

When we issue a certificate, we establish a schedule of death benefit amounts called the "Target Death Benefit." The Target Death Benefit may vary each certificate year, and subject to our rules, may be changed after issue.

The amount of the Flexible Term Insurance Rider in effect at any time is equal to the difference between the scheduled Target Death Benefit and the base death benefit. The Rider is dynamic; it adjusts for variations in the base death benefit under a certificate (e.g., changes resulting from the federal income tax law definition of life insurance) so that the Target Death Benefit remains level. We generally restrict the amount of the Target Death Benefit at issue to an amount not more than 900% of the Specified Amount.

For example, assume the base death benefit varies according the following schedule. The Flexible Term Insurance Rider will adjust to provide Death Benefit Proceeds equal to the Target Death Benefit each year.

-------------------------------------------------------------------------------
                                   Target Death            Term Insurance
    Base Death Benefit               Benefit                Rider Amount
-------------------------------------------------------------------------------
         $500,000                   $550,000                  $50,000
-------------------------------------------------------------------------------
         $501,500                   $550,000                  $48,500
-------------------------------------------------------------------------------
         $501,250                   $550,000                  $48,750
-------------------------------------------------------------------------------

Since the Flexible Term Insurance Rider is dynamic, it is possible that the Rider may be eliminated entirely as a result of increases in the base death benefit. Using the above example, if the base death benefit grew to $550,000, the Flexible Term Insurance Rider would be reduced to zero. (It can never be reduced below zero). Even though the Rider amount is reduced to zero, the Rider will remain in effect until it is removed from the Policy and each certificate. Therefore, if the base death benefit is subsequently reduced below the Target Death Benefit, a Rider amount will reappear as needed to maintain the Target Death Benefit at the requested level.

There is no defined premium for the Flexible Term Insurance Rider. We add the cost of the Rider to the monthly deductions, and is based on each Insured's Attained Age and risk class. We may adjust the rate charged for the Rider from time to time, but any rate will remain the same for one year. The rate will never exceed the guaranteed cost of insurance rates for the Rider for that Policy year. The cost of the Rider is added to our calculation of the Scheduled Premiums. The percentage of premium sales load may vary because of the Rider.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance under the Flexible Term Insurance Rider. These circumstances depend on many factors, including the premium levels and amounts and duration of coverage you choose, as well as the age, sex, and rate class of the Insured.

ENHANCED CASH SURRENDER VALUE RIDER

At no cost to you and if you elect this benefit, we will add the Enhanced Cash Surrender Value Rider to your Policy and each certificate when we issue the Policy. The Enhanced Cash Surrender Value Rider will apply to subsequent certificates issued under the Policy until the Rider expires or is terminated. During the first ten Policy years, if you meet the conditions of the Rider, this benefit will increase your Policy Value when you make a full surrender of the Policy and all associated certificates. We will use the value of this Rider in all tax compliance calculations involving Policy Value. The enhancement amount, however, is not added to your

Policy Value should you make a partial surrender or take a loan from your Policy. Also, the enhanced value is not available if you use your Policy Value in exchange for another life insurance policy or annuity issued by another insurance company. The amount of the Enhanced Cash Surrender Value benefit is shown in your Rider.

--------------------------------------------------------------------------------
                        SURRENDERS AND PARTIAL SURRENDERS
--------------------------------------------------------------------------------

SURRENDERS

The Owner can surrender the Policy and all certificates issued under the Policy at any time by sending a written request to our Operations Center. The Policy will terminate at end of the Valuation Date we receive your request. Unless an optional payment plan is chosen, any Proceeds will be paid to the Owner in a lump sum. The amount payable on surrender is the Cash Surrender Value applicable to each Insured on the date of surrender.

The Owner may also cancel insurance on the life of an Insured at any time by canceling that certificate. The Owner will receive Cash Surrender Value applicable to the Insured on the date of cancellation.

A surrender may have adverse tax consequences. See "Tax Considerations."

PARTIAL SURRENDERS

After the first certificate year, an Owner may make partial surrenders from Policy Value provided such partial surrenders are made with respect to all members of a class or classes of Insured using a formula acceptable to the Company.

We may limit the number of partial surrenders the Owner can make in a certificate year. We will process the partial surrender request on the Valuation Date we receive it.

Your partial surrender must be for at least $500 (plus its fee). We will not allow a partial surrender if your Policy Value after the partial surrender (including the partial surrender fee) would be less than $500 or would result in a Specified Amount or Target Death Benefit in force with respect to an Insured of less than $10,000. If any partial surrender would leave less than $500, we may require the Owner to make a full surrender. If any partial surrender would result in a Specified Amount or Target Death Benefit of less than $10,000, we may require the Owner to make a full surrender.

If you have taken a loan on a certificate, we limit the amount of your partial surrender so that the loan amount, after the partial surrender, is not greater than 90% of Policy Value.

You must allocate an amount of at least $.01 or percentage of at least .01% of your Policy Value in the Subaccounts and the Guaranteed Interest Account from which we are to take the partial surrender. Dollar amounts must total the amount of your partial surrender; percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Policy Value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If you do not specify the allocation for the partial surrender, we will allocate the partial surrender against each Subaccount and Guaranteed Interest Account in the same proportion that the value in each Subaccount and Guaranteed Interest Account then bear to Policy Value. If the Insured dies after the request for a partial surrender is sent to us and before it is effected, the amount of the partial surrender will be deducted from the Death Benefit Proceeds. There is a fee for each partial surrender of the lesser of 2% of the amount surrendered or $25. Partial surrenders may have adverse tax consequences. See "Tax Considerations."

EFFECT OF PARTIAL SURRENDERS ON POLICY VALUE AND DEATH BENEFIT PROCEEDS

If you make a partial surrender and you selected Death Benefit Option A, we will decrease the Specified Amount and Target Death Benefit, if applicable, under a certificate by the amount of the partial surrender (excluding its fee). If you selected Death Benefit Option B, a partial surrender will not change the Specified Amount of that certificate. However, if the Death Benefit is not equal to the Policy Value times a death benefit percentage, we will reduce the Death Benefit by the amount of the partial surrender. Under either Death Benefit option, if the Death Benefit is based on the Policy Value times the applicable death benefit percentage, the Death Benefit may decrease by an amount greater than the partial surrender.

--------------------------------------------------------------------------------
                                      LOANS
--------------------------------------------------------------------------------

The Owner may borrow up to 90% of Policy Value under a certificate at any time by writing us at our Operations Center. (If you request a loan on a Monthly Anniversary Day, the maximum loan is reduced by the monthly deduction due on that day.) A certificate is the only security for the loan. A loan may have tax consequences. Please consult a tax adviser before borrowing from the Policy.

To secure a loan, we transfer an amount equal to the loan Proceeds from Policy Value in the Variable Account and the Guaranteed Interest Account to our Loan Account. You tell us from where we are to transfer this Policy Value. You can specify loan allocations by amount or percentages. Allocations by percentage must in whole percentages and the minimum percentage is .01% against any Subaccount or the Guaranteed Interest Account. If you do not specify an allocation, if we cannot process your loan allocations because they do not comply with our rules, or if there is not enough Policy Value in a Subaccount and/or the Guaranteed Interest Account to comply with your request, we will reject your request for a loan. We pay interest monthly on amounts allocated to our Loan Account at an annual rate not less than 3.0%. We may pay excess interest in our sole discretion. We will allocate amounts in the Loan Account that exceed Debt to the Variable Account and/or Guaranteed Interest Account as we determine.

We normally pay the amount of the loan within seven calendar days after we receive a proper request for a loan at our Operations Center. We may postpone payment of loan under certain conditions. See "Payments." We charge interest on a loan at a maximum rate of 3.0% annually. Loan interest is payable in arrears on each certificate anniversary.

If you do not pay the interest when due, it will become part of the loan and accrue interest accordingly. To secure this "new" loan, we will deduct amounts from the Policy Value of each Subaccount and/or the Guaranteed Interest Account in the same proportion that each bears to total Policy Value on the certificate anniversary.

You may repay all or part of the Debt (i.e., your loan amount plus interest on the loan) at any time by sending the repayment to our Operations Center. We will credit repayments on the Valuation Date that we receive them. You must clearly mark a Scheduled Premium as a loan repayment or it will be credited as a premium. We consider Unscheduled Premiums, while there is a loan outstanding, as a repayment of Debt, unless otherwise notified. If a loan repayment is made which exceeds Debt, we will consider the excess to be part of a Scheduled Premium, and the payment will be subject to the rules on acceptance of premium payments.

Upon each loan repayment, we will transfer an amount equal to the loan repayment from the Loan Account to the Variable Account and/or Guaranteed Interest Account according to your current premium allocation instructions, unless you specify otherwise.

We deduct any Debt from the Cash Surrender Value and the Death Benefit Proceeds payable on the Insured's death.

EFFECTS OF LOANS

A loan affects the Policy because we reduce Death Benefit Proceeds and Cash Surrender Value under a certificate by the amount of Debt. Repaying the loan causes the Death Benefit Proceeds and Policy Value to increase by the amount of the repayment. As long as there is Debt, we will hold an amount in the Loan Account equal to loan amount as collateral. This amount is not affected by the Variable Account's investment performance or interest we credit on amounts allocated to the Guaranteed Interest Account. Amounts transferred from the Variable Account as collateral will affect Policy Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of the Variable Account.

There are risks involved in taking a loan, including the potential for termination if projected earnings taking into account Debt are not achieved. A loan also may have adverse tax consequences. See "Tax Considerations."

We will notify you if a certificate is in risk of termination and has entered a 61-day grace period. See "Termination."

--------------------------------------------------------------------------------
                                   TERMINATION
--------------------------------------------------------------------------------

GENERAL

If, on any Monthly Anniversary Day, the Cash Surrender Value under a certificate is not sufficient to pay the monthly deduction for the following Monthly Anniversary Day, we shall send the Owner a notice of insufficient value. A grace period of 61 days from the date of the notice of insufficient value will be allowed for payment. If you do not pay the required premium, the certificate will end.

AMOUNTS YOU MUST PAY TO PREVENT LAPSE

If you receive a notice of insufficient premium, you must pay the amount stated in the notice to keep a certificate in effect. In general, the amount will equal:

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

     (a)  any balance needed for the monthly deduction; plus

     (b)  any accrued loan interest due during the grace period; plus

     (c) an amount equal to two monthly deductions or, if greater, the number of monthly deductions until the next Scheduled Premium due date.

A CERTIFICATE WILL REMAIN IN EFFECT DURING THE GRACE PERIOD

A certificate will remain in effect through the grace period. This means that if the Insured should die during the grace period, a Death Benefit would still be payable, although we would reduce the Death Benefit Proceeds by the unpaid monthly deduction as well as the monthly deduction for the month of death and by the amount of any Debt.

If you do not pay the required premium before the grace period ends, the certificate will terminate. It will have no value and no benefits will be payable. However, you may reinstate the certificate under certain circumstances.

REINSTATEMENT

If you have not surrendered your Policy, the Insured under the relevant certificate is living and a certificate was not otherwise terminated, you may reinstate a certificate within five years after the Monthly Anniversary Day at the beginning of the grace period.

The effective date of a reinstatement will be the Monthly Anniversary Day on or following the date we approve the application for reinstatement. To reinstate the certificate, we will need:

(1) written notice from the Owner received at our Operations Center within five years after the grace period ends;

(2)  satisfactory evidence of the Insured's insurability;

(3)  payment of a premium or a loan repayment large enough to:

     (a) keep the certificate in force for at least three months from the reinstatement date; and

     (b) pay the balance needed as described in the "Grace Period" section above;

(4) payment or reinstatement of any Debt due us under the certificate, plus payment of interest on any reinstated Debt from the date of reinstatement to the next certificate anniversary at the rate which applies to loans on the date of reinstatement; and

(5)  payment of a $150 reinstatement fee.

At the time of reinstatement, we will allocate Policy Value minus, if applicable, Debt among the Subaccounts and the Guaranteed Interest Account according to your most recent premium allocation instructions.

--------------------------------------------------------------------------------
                                    PAYMENTS
--------------------------------------------------------------------------------

You may send your written request for payment or transfer request to our Operations Center or give it to one of our authorized agents, who will forward it to our Operations Center. We will ordinarily pay any Death Benefit, loan, surrender, or partial surrender Proceeds in a lump sum within seven days after receipt at our Operations Center of all the documents required for such a payment.

Other than the Death Benefit Proceeds, which we determine as of the date the Insured's death, the amount we pay or transfer, as appropriate, is as of the end of the Valuation Date during which our Operations Center receives all required documents. We may pay your surrender Proceeds or Death Benefit Proceeds as a lump sum or under one of our Settlement Options. See "Settlement Options."

Any Death Benefit Proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. The interest we pay will be at a rate determined by applicable state law. We may delay making a payment or processing a transfer request if:

..    the New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the SEC;

..    an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or

..    for such other periods as the SEC by order may permit.

We may also defer making payments attributable to a check that has not cleared the bank on which it is drawn. We reserve the right to defer payments from the Guaranteed Interest Account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or Death Benefits, until instructions are received from the appropriate regulator.

--------------------------------------------------------------------------------
                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the Policies. We incur certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder.

Services and benefits we provide:

     .    the Death Benefit, surrender benefit and loan benefit under the
          Policy;
     .    Investment Options, including premium allocations;

     .    administration of elective benefits; and
     .    the distribution of reports to Owners.

Costs and expenses we incur:

     . processing applications for and issuing the Policies and the certificates under the Policies;
     .    maintaining records;
     .    administering settlement options;
     . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
     .    reconciling and depositing cash receipts;
     . those associated with underwriting applications and increases in Specified Amount;
     . sales and marketing expenses including compensation paid in connection with the sales of the Policies;
     .    providing toll-free inquiry services;
     . other costs of doing business, such as federal, state and local premium taxes and other taxes and fees.

The risks we assume include:

     . that an Insured may live for shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected; and
     . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, percentage of premium sales loads we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

DEDUCTIONS FROM PREMIUM PAYMENTS

We deduct a percentage of premium sales load, a premium tax charge, and a DAC tax charge from each premium payment (the "premium load") before we apply that payment to your Policy Value. The percentage of premium sales load is a percentage of each premium and will never exceed 10% of the premium paid. The amount of the percentage of premium sales load under your Policy depends on our distribution costs. The percentage of premium sales load may be affected by the characteristics of the group (such as the Insureds' issue ages, genders and underwriting classes) and the duration of each certificate and may change over time. We assess the percentage of premium sales load on premiums up to the Target Premium. We anticipate that most premiums we will receive will be Target Premiums.

In general, we will not assess the percentage of premium sales load on the premiums you pay that are in excess of Target Premium. If you purchase the Flexible Term Insurance Rider, your percentage of premium sales load may be reduced because the Rider may reduce the portion of each premium paid that is Target Premium. We show the maximum percentage of premium sales load we assess under your Policy on each certificate's schedule pages.

We also deduct a tax charge for state and local premium taxes (the premium tax charge) and for federal deferred acquisition costs (the DAC tax charge). The premium tax charge depends on the state where we issued the Policy and will not exceed 5% of each premium payment. The federal tax charge for deferred acquisition costs of the Company is currently 1.25% of your premium payment, the amount of the DAC tax charge. We guarantee that the amount of the DAC tax charge will not exceed 5.0%. We will not deduct the premium tax charge or the DAC tax charge in situations where the premiums received from you are not subject to these taxes.

DEDUCTIONS FROM POLICY VALUE - THE MONTHLY DEDUCTIONS

We take a monthly deduction from Policy Value on each Certificate Issue Date and on each Monthly Anniversary Day. We will take a monthly deduction on a pro-rata basis from the Subaccounts and the Guaranteed Interest Account (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Interest Account bears to the sum of all Subaccounts and the Guaranteed Interest Account) on the Monthly Anniversary Day. However, we will take the monthly deduction on a pro-rata basis against Policy Value on the Monthly Anniversary Day. All deductions from the Guaranteed Interest Account will be taken on a last-in, first-out basis. Because portions of a monthly deduction can vary from month-to-month, the monthly deduction will also vary. A monthly deduction is equal to the sum of:

          .    the monthly policy charge;
          .    the monthly administrative and sales expense charge;
          .    the asset-based charge;
          .    the cost of insurance charge; and
          .    the cost of any additional benefits provided by rider.

Monthly Policy Charge. We charge $5.00 each month to help defray the costs of administering each certificate.

Monthly Administrative and Sales Expense Charge. We charge a monthly administrative and sales expense charge of up to $5.00 per $1,000 of Specified Amount each month for the administrative and distribution costs associated with the Policy. The monthly administrative and sales expense charge assessed under a certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, certificate duration (or the duration of the increase in Specified Amount) and Specified Amount. In addition, the monthly administrative and sales expense charge may vary with the characteristics of the group insured under the Policy and our distribution costs. For each certificate, we currently will deduct this charge for the first 25 years from the Certificate Issue Date for the initial Specified Amount, and 25 years from each subsequent increase in Specified Amount. However, we may deduct this charge for the duration of the certificate. During the first four certificate years for each coverage segment for an Insured, we may reduce the monthly administrative and sales expense charge according to the following schedule:

                                      Percentage of Monthly
         Certificate Year            Administrative and Sales

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



                                        Expense Charge
                                           Reduced
              1                              100%
              2                              75%
              3                              50%
              4                              25%
              5+                             0 %

We show the maximum monthly administrative and expense charge we assess under your Policy on each certificate's schedule pages.

Asset-Based Charge. We charge the asset-based charge of up to .8333% of Policy Value each month (1.00% annually) to compensate us for mortality and expense risks and distribution expenses that we incur in administrating the Policy. The asset-based charge under each certificate will vary based on the certificate year and the premiums paid. In addition, the asset-based charge will vary with our distribution costs which may change over time and the characteristics of the group insured under the Policy. Currently, the asset-based charge will remain level after the 10th certificate year.

Cost of Insurance Charge. We assess a monthly cost of insurance charge to compensate us for insuring the Death Benefit (i.e., the anticipated cost of paying a Death Benefit that exceeds your Policy Value). The cost of insurance charge under each certificate depends on the Insured's issue age (or age on the effective date of increase of Specified Amount), gender, risk class, and the duration of the certificate (or the increase in Specified Amount) and may vary from certificate to certificate and Monthly Anniversary Day to Monthly Anniversary Day.

We currently place Insureds into the following risk classes when we issue a certificate: Preferred Nonsmoker, Preferred Smoker, Standard Nonsmoker, Standard Smoker, or Substandard Class. The original risk class applies to the initial Specified Amount. A different risk class may apply to any increase, based on the Insured's circumstances at the time of the increase in Specified Amount.

We calculate the insurance rate separately for the initial Specified Amount and for any increase in Specified Amount. The cost of insurance rate generally increases with the age of the Insured.

We may change the insurance rates from time to time at our sole discretion, but we guarantee that the insurance rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables. The maximum insurance rates are based on the Insured's age nearest his or her birthday at the start of the certificate year. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policy, and depend on our expectation of future experience with respect to investment earnings, mortality, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

Our current insurance rates distinguish between women and men. We offer Policies based on unisex mortality tables if required by state law.

We determine the cost of insurance for each Insured on the Certificate Issue Date and thereafter on each Monthly Anniversary Day. We determine it separately for each of the following, in the order shown:

          (A)  the initial Specified Amount;
          (B) each increase in Specified Amount, successively, in the order in which it took effect; and
          (C) the excess of the Death Benefit over the Specified Amount due to corridor death benefit percentages then in force.

We calculate the cost of insurance for each of (A), (B), and (C) above by multiplying the insurance rate (as described below) by its Net Amount at Risk. The insurance rate that applies to paragraph (C) is the same as the rate that applies to the most recent increase in Specified Amount. If there has been no increase in the Specified Amount, the rate for the initial Specified Amount (as shown in the Policy) applies.

Extra Cost of Insurance Charge. We may charge a permanent percentage extra or a temporary flat extra charge in addition to the cost of insurance charge if the Insured is in a special substandard underwriting class.

Cost of Insurance Charge for the Optional Flexible Term Insurance Rider. We charge you an extra cost of insurance charge each month if you elect the Flexible Term Insurance Rider. See "Optional Insurance Benefits." The current rates for the cost of insurance charge associated with the Flexible Term Insurance Rider are higher than those associated with the base Policy.

TRANSACTION CHARGES

Partial Surrender Fee. We deduct a partial surrender fee of the lesser of $25 or 2% of the amount surrendered on each partial surrender you make. We allocate the fee between your remaining Policy Value in the Subaccounts and in the Guaranteed Interest Account on a pro-rata basis, based on the allocation percentages you specified for the partial surrender.

Transfer Fee. We reserve the right to assess a $25 transfer fee for each transfer you make among the Subaccounts and between the Subaccounts and the Guaranteed Interest Account after the 12th transfer in any certificate year, for a certificate. We currently do not assess this fee.

Reinstatement Fee. We charge $150 at the time we reinstate a certificate. You must pay this fee in addition to the other amounts required to reinstate a certificate.

Other Charges. We may charge the Subaccounts for federal income taxes we incur that are attributable to the Variable Account. No such charge is currently assessed.

--------------------------------------------------------------------------------
                               TAX CONSIDERATIONS
--------------------------------------------------------------------------------

INTRODUCTION

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult counsel or other competent tax advisors for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

To qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Code. Guidance as to how these requirements are to be applied is limited. Moreover, the manner in which the applicable requirements of the Code should be applied to certain features of the Policy is not directly addressed by this guidance. Thus, while the Company believes that a Policy should satisfy the applicable requirements assuming the Owner has the requisite insurable interest and has received any necessary consents, it is not clear whether a Policy will in all cases satisfy the applicable requirements to receive the tax treatment normally accorded life insurance contracts under the federal tax law. If it is subsequently determined that a Policy does not satisfy the applicable requirements, the Company may take appropriate steps to bring the Policy into compliance with such requirements and the Company reserves the right to modify the Policy as necessary in order to do so.

In certain circumstances, an owner may be considered the owner, for federal tax purposes, of the assets of a separate account used to support such Policy due to their ability to exercise investment control over those assets. Where this is the case, the owners have been currently taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Policy, such as the flexibility of Owners to allocate premium payments and Policy Value, have not been explicitly addressed in published rulings. While the Company believes that the Policy does not give Owners investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent the Owner from being treated as the owner of Variable Account assets supporting the Policy.

In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     In General. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

Depending on the circumstances, the exchange of a Policy, an increase or decrease of a Policy's Specified Amount, a change in the Policy's Death Benefit option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a loan, a partial surrender, a surrender, or a change in ownership of the Policy may have federal income tax consequences. A tax advisor should be consulted before effecting any of these Policy changes.

Generally, as long as you are not subject to the alternative minimum tax, you will not be taxed on the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend upon, among other factors, whether the Policy is classified as a Modified Endowment Contract. If there is a complete surrender or termination of a Policy and the amount received plus the amount of indebtedness satisfied from policy values exceeds the total investment in the Policy then, regardless of whether a Policy is or is not a Modified Endowment Contract, the excess will generally be treated as ordinary income subject to tax.

     Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as Modified Endowment Contracts, with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policy as to premium payments and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules relating to Modified Endowment Contract classification generally depend on the amount of premium payments made during the first seven Policy years. Certain changes in a Policy after it is issued can restart the seven-year period and/or can cause the contract to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     Distribution Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

1. All distributions from a Modified Endowment Contract (other than Death Benefits), including distributions upon surrender and withdrawals, will be treated as distributions of gain taxable as ordinary income and, only after all gain has been distributed, as tax-free recovery of the Owner's investment in the Policy.

2. Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

3. A 10 percent penalty tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has Attained Age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary or designated Beneficiary. It should be noted that none of these exceptions apply, however, where the Owner is a corporation or other non-individual.

If a Policy becomes a Modified Endowment Contract, distributions that occur during the Policy year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

     Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than Death Benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions, including those which must be made to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes, if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

The tax treatment of loans from or secured by a Policy that is not classified as a Modified Endowment Contract are generally not treated as a distribution.

Neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional penalty tax. A tax advisor should be consulted about such loans.

     Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. In general, interest paid on any loan under a Policy will not be deductible. Any interest paid on borrowings used to pay premiums is also generally not deductible. Before securing any loan or borrowing that can be associated with a Policy, the Owner should consult a tax advisor as to the consequences.

     If a Policy lapses or is surrendered while a loan is outstanding, the amount of the loan will be treated as a distribution and taxed accordingly.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to income tax withholding. Recipients can generally elect, however, not to have tax withheld from distributions.

     Multiple Policies. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same Owner during the same calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs. This means that a distribution from a Policy that is a Modified Endowment Contract owned by a corporation will be taxable (and subject to a 10 percent penalty tax) to the extent there is any gain on that Policy and any other Modified Endowment Contracts issued by the Company to such Owner during the same calendar year.

     Continuation of a Certificate Beyond Age 100. Provisions of the certificate under the Policy are designed to enable them to continue the above tax treatment beyond the Insured's age 100. Nevertheless, the tax consequences of continuing a certificate under the Policy beyond the

Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep a certificate in force beyond the Insured's 100th year.

     Business Uses of the Policy. Businesses can use the Policy in connection with various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plus, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangements the value of which depends in part or its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to the use of life insurance owned by businesses and in an employment context. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     Split-Dollar Arrangements. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

     Tax Shelter Regulations. Prospective Owners should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

Under certain life insurance industry interpretations, which the Company will follow pending Treasury or IRS clarification to the contrary, ownership of the Policy is reportable to the IRS both by Owners and by the Company pursuant to regulations effective on January 1, 2003 under the following circumstances:

     [_] The Owner of the Policy is a reporting company under the Securities Exchange Act of 1934 or a related business entity and ownership of the Policy is a transaction with a "significant book-tax difference" as described below.

     [_] The Owner of the Policy has $100 million or more in gross assets (including the assets of related business entities) and ownership of the Policy is a transaction with a "significant book-tax difference" as described below.

Under regulations effective January 1, 2003, unless clarified to the contrary by the Treasury or IRS, and in addition to reporting information about the Policy to the IRS, the Company intends to maintain information regarding Owners of the Policy for which ownership of the Policy would result in a significant book-tax difference. Under such circumstances, the Company intends to make such information available to the IRS upon request.

     Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the Proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.

     Other Policyowner Tax Considerations. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy Proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

     Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. It is possible that any legislative change could be retroactive. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     The Company's Income Taxes. Under current federal income tax law, the Company is not taxed on the operations of a Variable Account. Thus, currently the Company does not deduct a charge from a Variable Account for federal income taxes. The Company reserves the right to charge a Variable Account for any future federal income taxes we may incur.

Under current laws in several states, the Company may incur state and local taxes (other than premium taxes). The Company is not currently charging for them. Nevertheless, the Company reserves the right to deduct charges for such taxes in the future.

--------------------------------------------------------------------------------
                            OTHER POLICY INFORMATION
--------------------------------------------------------------------------------

EXCHANGE PRIVILEGE

During the first 24 months following the Policy Date, you may exchange your Policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the Subaccounts of the Variable Account is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. You also will be required to execute certain terms to effect the exchange. This serves as an exchange of your Policy for the equivalent of a flexible premium universal life policy. No charge is imposed on the transfer when you exercise the exchange privilege.

MISSTATEMENT OF AGE OR GENDER

If the Insured's age or gender was misstated in an application, any Death Benefit will be adjusted as follows:

     . For adjustments made before the Insured's death, no charge will be made to the then current monthly deduction, but the subsequent monthly deductions will be adjusted to reflect such charges that would apply had the certificate been issued based on the correct age and gender.

     . For adjustments made at the time of the Insured's death, the Death Benefit payable will be adjusted to reflect the amount of coverage that would have been supported by the most recent monthly deduction under the certificate based on the then current insurance rate for the correct age and gender.

SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Certificate Effective Date, all coverage under the certificate will end, and we will pay a refund to the Beneficiary. The amount of the refund will equal all premiums paid on the certificate, less Debt and partial surrenders.

If the Insured commits suicide, while sane or insane, more than two years after the Certificate Effective Date and within two years after an increase in the Specified Amount became effective, the Specified Amount will be reduced to the amount in effect prior to the increase. The amount payable with respect to the increase will equal the monthly deductions that were made for that increase. Any limited amount payable will be treated as Death Proceeds and paid to the Beneficiary under the same conditions as the original Specified Amount.

INCONTESTABILITY

The Policy limits our right to contest a certificate as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Certificate Effective Date, or effective date of the increase in Specified Amount.

SETTLEMENT OPTIONS

Death Proceeds or Cash Surrender Value will be paid in one lump sum, unless requested otherwise. Any part of the Proceeds can be left with us and paid under a payment plan. During the Insured's life, you can choose a plan. A Beneficiary can choose a plan if you have not chosen one at the Insured's death. Please see your Policy for more information about the plans.

LEGAL PROCEEDINGS

The Company, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Variable Account.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SALE OF THE POLICIES

We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the Policies. MSC's principal business address is 1740 Broadway, New York, New York 10019. MSC is registered as a broker dealer under the Securities Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MSC offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business and are also licensed as life insurance agents of the Company. More information about MSC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

We pay commissions for the sale of the Policies. The maximum commissions payable for sales through MSC's registered representatives are: [information to be added by pre-effective amendment.] We pay commissions for substandard risk and rider premiums based on our rules at the time of payment. Additional amounts may be paid and expenses may be reimbursed based on various factors. MSC and other selling broker-dealers will share commissions and additional amounts received for sales of the Policies with their sales representatives involved in the sales in accordance with their rules and policies for compensating sales representatives. See "Distribution of the Policies" in the Statement of Additional Information for more information about compensation paid for the sale of the Policies.

MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

OTHER INFORMATION

We filed a registration statement with the SEC under the Securities Act of 1933, as amended, for the Policies being offered here. This Prospectus does not include all of the information set forth in the registration statement (including the Statement of Additional Information), its amendments, and exhibits. Statements in this Prospectus about the content of the Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC. You may obtain these documents from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees, or by assessing the SEC's website at http//www.sec.gov.

--------------------------------------------------------------------------------
                              POLICY ILLUSTRATIONS
--------------------------------------------------------------------------------

Upon request and no more frequently than once a year, the Company will send you an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions. You should obtain a personalized illustration before purchasing a Policy.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

We may advertise the performance of the MONY America Variable Account L's Subaccounts. We will also report performance to Owners and may make performance information available to prospective purchasers.

Performance information may show the change in an Owner's Policy Value in one or more Subaccounts, or as a change in an Owner's Death Benefit. Performance information may be expressed as a change in an Owner's Policy Value over time or in terms of the average annual compounded rate of return on the Owner's Policy Value. Such performance is based upon a hypothetical Policy in which premiums have been allocated to a particular Owner.

Subaccount performance over certain periods of time will include one, five and ten years, or will show performance from the commencement of operation of the Subaccount if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the monthly administrative and sales expense charge, monthly policy charge and the asset-based charge.

Performance information for the Variable Account may be compared in advertisements, sales literature, and reports to Owners to:

     1. Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

     2. The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Performance information for any Subaccount reflects only the performance of a hypothetical Policy whose Cash Surrender Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY America Variable Account L invests. The market conditions during the given period of time should not be considered as a representation of what may be achieved in the future.

We may also use performance in cases where we add new Subaccounts which purchase shares of underlying Funds in existence prior to the formation of such Subaccounts. In such cases we will use the historical performance of the Fund with the current expenses of the applicable Subaccount under the Policy.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Our financial statements and the financial statements of the Variable Account contained in the SAI. You should distinguish the financial statements of the Company included in this Prospectus from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies. You should not consider the financial statements of the Company as affecting investment performance of the assets held in the Variable Account.

--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

Attained Age - The Insured's age on the Certificate Issue Date plus the number of full years since the Certificate Issue Date.

Beneficiary - The person or entity designated by the Owner to receive the Death Proceeds of the Policy.

Cash Surrender Value - The Policy Value less any Debt and any due and unpaid fees or charges.

Certificate Effective Date - The date that coverage under the certificate becomes effective. The Certificate Effective Date is shown on the certificate schedule. We use the Certificate Effective Date to measure when benefits may be payable.

Certificate Issue Date - The date that this certificate is deemed to be issued with respect to the Insured shown on the certificate schedule. The Certificate Issue Date includes backdating and other issue date adjustments. If the Certificate Issue Date would otherwise fall on the 29th, 30th or 31st of the month, the Certificate Issue Date will be the 28th. Certificate years and anniversaries are measured from the Certificate Issue Date.

Code - The Internal Revenue Code of 1986, as amended.

Company - MONY Life Insurance Company of America. "We," "us," or "our" refers to the Company.

Death Benefit - The benefit payable under a certificate upon the death of the Insured as determined as of the date of death.

Death Proceeds - The actual amount payable to the Beneficiary.

Debt - The amount of any outstanding loans plus accrued interest. Debt is deducted from Proceeds payable at the Insured's death or at the time of surrender.

Enhanced Cash Surrender Value - The amount added to Cash Surrender Value should an Owner make a full surrender of the Policy in the first ten Policy years and meet the conditions of the Enhanced Cash Surrender Value Rider.

Fund - Any open-end management investment company or unit investment trust in which a Subaccount invests.

General Account - The assets of the Company other than those allocated to the Variable Account or any other segregated asset accounts of the Company.

Guaranteed Interest Account - A General Account Investment Option we offer under the certificate. We credit fixed rates of interest on Policy Value allocated to the Guaranteed Interest Account.

Insured - The person whose life is insured under a certificate as shown on each certificate schedule.

Investment Options - The Subaccount(s) and the Guaranteed Interest Account shown on the certificate schedule.

Issue Age - The Insured's age on his or her nearest birthday as of the Certificate Issue Date.

Loan Account - An account we established within our General Account to hold amounts transferred as security for Policy loans. We charge daily interest on the loan amount that is due and payable annually. We also credit interest to the Loan Account.

Monthly Anniversary Day - The same day in each month as the Certificate Issue Date. This day is shown on the certificate schedule.

Net Amount at Risk - The Death Benefit less Policy Value.

Net Premium - The premium paid less the percentage of premium sales load, premium tax charge, and DAC tax charge shown in the certificate schedule.

Operations Center - The Company's service center at One MONY Plaza, P.O. Box 4830, Syracuse, New York 13221 - telephone number 1.800.487.6669.

Owner - The Owner of the Policy as named in the Policy.

Payee - The person(s) or entity(ies) to whom we make payment.

Policy - the Policy with any attached application(s), any riders, and any endorsements.

Policy Date - the date we authorize the Policy to be delivered to you (we call this the "policy release date") or, if later, the date as you requested your Policy to become effective. We measure Policy years and anniversaries from the Policy Date. The Policy Date is shown in your Policy. If the Policy Date is the 29th, 30th, or 31st of a month, there will be some calendar months when there is no such date. For those months, the policy month will start on the last day of the calendar month.

Policy Value - The sum of the values allocated to the Variable Account, Guaranteed Interest Account, and the Loan Account.

Proceeds - The amount we pay to the Payee under a payment option according to the optional payment plan provision.

Proof of Death - We require one or more of the following as Proof of Death:

(1)  a certified death certificate;

(2)  a certified decree from a court of competent jurisdiction;

(3)  a written statement by a medical doctor who attended the deceased; or

(4)  any other proof satisfactory to us.

We also require written payment instructions from the Beneficiary.

Scheduled Premium - A premium paid according to a payment schedule we establish with the Owner.

Specified Amount - the minimum death benefit for as long as a certificate remains in effect.

Subaccount - a subdivision of the Variable Account that invests exclusively in share of a Fund.

Target Death Benefit - The Target Death Benefit is the Specified Amount plus the Flexible Term Insurance Rider's death benefit amount. A schedule of Target Death Benefits may be shown in the certificate schedule. The Flexible Term Insurance Rider may fill the gap between the Specified Amount and the Target Death Benefit if the Target Death Benefit is specified in the certificate schedule. If there is no Target Death Benefit specified in the certificate schedule then the Target Death Benefit will be the result of the addition of the Specified Amount and the Flexible Term Insurance Rider benefit, if any.

Target Premium - The minimum federal income tax 7-pay premium for the initial Specified Amount under a certificate.

Unit Value - the measure of value in a Subaccount.

Valuation Date - For each Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount's corresponding Fund does not value its shares.

Valuation Period - The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Date and ends at the close of regular trading on the next succeeding Valuation Date.

Variable Account - MONY America Variable Account L, a segregated asset account of the Company into which you allocate premiums and transfer Policy Value.

You or Your - The Owner as shown in the Policy.

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT THE COMPANY ......................................1
   IMSA .......................................................................1
   MONY AMERICA VARIABLE ACCOUNT L ............................................1
FEDERAL BANK REGULATORY CONSIDERATIONS ........................................1
ADDITIONAL POLICY INFORMATION .................................................2
   THE POLICY .................................................................2
   STATE VARIATIONS ...........................................................2
   ADDITIONAL INFORMATION ABOUT CHARGES .......................................3
   DIVIDENDS ..................................................................3
   OTHER CHANGES TO YOUR POLICY ...............................................3
   OWNERSHIP RIGHTS ...........................................................3
   SELECTING AND CHANGING THE BENEFICIARY .....................................3
   ASSIGNMENT .................................................................4
   NOTIFICATION AND CLAIMS PROCEDURES .........................................4
   THE PORTFOLIOS .............................................................4
   DOLLAR-COST AVERAGING AND PORTFOLIO REBALANCING ............................5
   SERVICE AGREEMENT ..........................................................6
   PAYMENT PLANS ..............................................................6
   DISTRIBUTION OF THE POLICIES ...............................................9
   LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES ......................11
   REPORTS TO OWNERS .........................................................11
   RECORDS ...................................................................12
   LEGAL MATTERS .............................................................12
   EXPERTS ...................................................................12
FINANCIAL STATEMENTS .........................................................12
   INDEX TO FINANCIAL STATEMENTS .............................................13

[Outside Back Cover Page]

To learn more about the Policy, you should read the Statement of Additional Information ("SAI") dated the same date as this Prospectus. The Table of Contents for the SAI is on the last page of this Prospectus. For a free copy of the SAI, please contact your agent, call us toll-free at 1.800.487.6669, or write us at our Operations Center.

You may also contact your agent, call us toll-free, or write us at our Operations Center if you wish to receive personalized illustrations of an Insured's Death Benefits, Cash Surrender Values and Policy Values, and to request other information about your Policy.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. You may review and copy information about us and the Policy (including the SAI) at the SEC's Public Reference Room in Washington, DC, or may obtain information upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-04235.

                         MONY AMERICA VARIABLE ACCOUNT L

                       STATEMENT OF ADDITIONAL INFORMATION
                                      Dated

                                ___________, 2003

                                       For
             A GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    Issued by
                     MONY Life Insurance Company of America

                                  1740 Broadway
                               New York, NY 10019

                               Operations Center:
                                 One MONY Plaza
                                  P.O. Box 4830
                               Syracuse, NY 13221
                                 (800) 947-3593

This Statement of Additional Information ("SAI") contains additional information regarding the group flexible premium variable life insurance policy (the "Policy") offered by MONY Life Insurance Company of America ("we," "us," "our," or the "Company"). Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated _____, 2003 and the prospectuses for The Alger American Fund, Dreyfus Variable Insurance Fund, Enterprise Accumulation Trust, Fidelity Variable Insurance Products, INVESCO Variable Series Fund, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., The Universal Institutional Funds, Inc., PIMCO
Variable Insurance Trust, T. Rowe Price Equity Series, Inc., and the Vanguard(R) Variable Insurance Fund. You may obtain a copy of these prospectuses by writing or calling us at our Operations Center shown above.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY ......................................1
  IMSA ........................................................................1
  MONY AMERICA VARIABLE ACCOUNT L .............................................1
FEDERAL BANK REGULATORY CONSIDERATIONS ........................................1
ADDITIONAL POLICY INFORMATION .................................................2
  THE POLICY ..................................................................2
  STATE VARIATIONS ............................................................2
  ADDITIONAL INFORMATION ABOUT CHARGES ........................................3
  DIVIDENDS ...................................................................3
  OTHER CHANGES TO YOUR POLICY ................................................3
  OWNERSHIP RIGHTS ............................................................3
  SELECTING AND CHANGING THE BENEFICIARY ......................................3
  ASSIGNMENT ..................................................................4
  NOTIFICATION AND CLAIMS PROCEDURES ..........................................4
  THE PORTFOLIOS ..............................................................4
  DOLLAR-COST AVERAGING AND PORTFOLIO REBALANCING .............................5
  SERVICE AGREEMENT ...........................................................6
  PAYMENT PLANS ...............................................................6
  DISTRIBUTION OF THE POLICIES ................................................9
  LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES .......................11
  REPORTS TO OWNERS ..........................................................11
  RECORDS ....................................................................12
  LEGAL MATTERS ..............................................................12
  EXPERTS ....................................................................12
FINANCIAL STATEMENTS .........................................................12
  INDEX TO FINANCIAL STATEMENTS ..............................................13

--------------------------------------------------------------------------------
                    ADDITIONAL INFORMATION ABOUT THE COMPANY
--------------------------------------------------------------------------------

MONY Life Insurance Company of America is the corporate successor of VICO Credit Life Insurance Company incorporated in Arizona on March 6, 1969, and currently licensed to sell life insurance and annuities in 49 states (not including New
York), the District of Columbia, Puerto Rico, and the Virgin Islands.

We are a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the Policy or on MONY America Variable Account L.

MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the Policies.

We are subject to regulation by the state of Arizona and regulation by the Commissioner of Insurance in Arizona. We file an annual statement with the state of Arizona, and periodically, the Commissioner of Insurance for the State of Arizona assesses our liabilities and reserves and those of the Variable Account and assesses their adequacy. We are also subject to the insurance laws and regulation of other states in which we are licensed to operate.

IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, we may use the IMSA logo and language in advertisements.

MONY AMERICA VARIABLE ACCOUNT L

The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

--------------------------------------------------------------------------------
                     FEDERAL BANK REGULATORY CONSIDERATIONS
--------------------------------------------------------------------------------

To assist banks in determining whether to purchase a corporate-owned life insurance ("COLI") policy such as the Policy, the Office of the Comptroller of the Currency ("OCC") has established guidelines describing several factors that national banks should consider. On July 20, 2000, the OCC issued Bulletin 2000-23 that outlines certain supervisory considerations a bank should consider before purchasing a COLI policy. These include the following:

                                      (1)

     . The bank should determine the need for insurance by identifying the specific risk of loss or obligation to be insured against;

     . Using the cost of insurance and the time value of money, the bank should ensure that the amount of insurance purchased is not excessive;

     . The bank should consider using a vendor to purchase the COLI policy which could work with the bank in designing, negotiating, and administering/servicing the COLI policy;

     . Because of the long duration of the COLI policy, the bank should consider the characteristics of the policy as well as the insurance company's credit rating, general reputation and experience in the marketplace;

     . The bank should consider whether the benefits to be derived from the COLI policy will achieve the bank's objectives;

     . The bank should determine that any compensation provided by COLI used in a split-dollar arrangement (i.e., where the employer and employee share the rights to a policy's cash surrender value and death benefits) combined with all other compensation is not excessive;

     . The bank should analyze the transaction, credit, interest rate, liquidity, compliance and price risk it will be subject to with its purchase of the COLI policy; and

     . The bank should consider alternatives to the purchase of a COLI policy and document its decision concerning its COLI policy purchase.

The OCC also indicates that purchasing insurance to indemnify a bank against a specific risk does not relieve the bank from other responsibilities relating to managing that risk.

--------------------------------------------------------------------------------
                          ADDITIONAL POLICY INFORMATION
--------------------------------------------------------------------------------

THE POLICY

The Policy, certificates, any attached riders and/or endorsements, the application and any supplemental applications make up the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state. The prospectus and SAI provide a general description of the Policy. Our Policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Operations Center.

                                      (2)

ADDITIONAL INFORMATION ABOUT CHARGES

We may reduce or eliminate administrative expense charges (such as the monthly policy charge and the monthly administrative and sales expense charge) under any particular Policy. However we will reduce these charges only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. We may also reduce maximum charges and/or deductions for sales of Policies to the extent we realize savings of distribution and/or administrative expenses. Any such reduction in charges and/or deductions will be consistent with the standards we use in determining the reduction in charges and/or deductions for other group arrangements.

DIVIDENDS

This Policy is non-participating.  We do not pay dividends on the Policy.

OTHER CHANGES TO YOUR POLICY

At any time, we may make such changes in the Policy as are necessary:

     . to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

     . to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or

     . to reflect a change in the operation of the Variable Account, if allowed by the Policy.

Only one of our executive officers has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. An executive officer of the Company must sign all endorsements, amendments, or riders to be valid.

OWNERSHIP RIGHTS

The Owner exercises all rights under the Policy.

SELECTING AND CHANGING THE BENEFICIARY

During the Insured's life, the Owner may change the Beneficiary. We will need the written consent of any irrevocable Beneficiary to make a change.

To make a change, send a written request to our Operations Center. We must receive the request in a form that is satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment we make before we record the change.

                                      (3)

ASSIGNMENT

You may assign any interest in your Policy to another person. You must send written notice of the assignment to us at our Operations Center. The assignment will take effect once we have recorded the assignment. We may rely solely on the statement of the assignee as to the amount of his or her interest. All assignments will be subject to Debt. Please see your Policy for more information.

NOTIFICATION AND CLAIMS PROCEDURES

Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the Policy be returned for any Policy change or upon its surrender.

If an Insured dies while a certificate is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due Proof of Death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the Beneficiary and the Insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the Insured, including but not limited to medical records of physicians and hospitals used by the Insured.

THE PORTFOLIOS

Shares of Fund portfolios are not sold directly to the general public. They are offered to insurance company separate accounts to support variable annuity and variable life insurance contracts and to qualified plans.

When shares are sold to both variable life and variable annuity separate accounts, this is called "mixed funding." When shares are sold to insurance companies that are not affiliated with each other, this is called "shared funding." Currently, we do not foresee any disadvantages to Owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, a company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices. See the prospectuses for the Funds.

We will purchase shares of the portfolios at net asset value and direct them to the corresponding Subaccount. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender Proceeds or other purposes described in your Policy. In general, we will automatically reinvest all dividends and capital gains distributions received from a portfolio in shares of the distributing portfolio at net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit Values. We may elect not to reinvest dividends and capital gains distributions.

                                      (4)

DOLLAR-COST AVERAGING AND PORTFOLIO REBALANCING

We offer dollar-cost averaging and portfolio rebalancing services at no charge to you. Transfers as a result of dollar-cost averaging and portfolio rebalancing do not count toward the 12 free transfers per certificate year. We may terminate these services at any time and may charge for these services in the future, but will give you 30 days notice before we terminate or charge for a service.

If you elect both dollar-cost averaging and portfolio rebalancing, we will process the dollar-cost averaging transfer before we process the portfolio rebalancing transfer. Neither dollar-cost averaging nor portfolio rebalancing guarantee an investment gain or protect against an investment loss.

     Dollar-Cost Averaging. We offer dollar-cost averaging to Owners with Policy Value allocated to the Vanguard VIF Money Market Subaccount. Once you elect the service, we will transfer a designated dollar amount of Policy Value from the Vanguard VIF Money Market Subaccount to one or more Subaccounts each period. You may elect that the transfers occur monthly or quarterly. You may terminate dollar-cost averaging at a designated date or when the Vanguard VIF Money Market Subaccount reaches a pre-defined minimum balance.

Each dollar-cost averaging transfer must be for at least $250. Automatic monthly transfers will take place on the 10th day of each calendar month; automatic quarterly transfers take place on the 10th day of the last month of each calendar quarter. If you elect dollar-cost averaging at the time we issue a certificate, we will begin transfers in the appropriate calendar month following the time we deem the refund privilege period to have ended. If you elect dollar-cost averaging after we issue the certificate, we will begin transfers in the appropriate calendar month which is at least 30 days following our receipt of your request of dollar-cost averaging. If, at the time of transfer, the amount in the Vanguard VIF Money Market Subaccount is equal to or less than the amount elected to be transferred, we will transfer the entire remaining balance and dollar-cost averaging will end. You may change the amount of or the Subaccounts to which we transfer Policy Value once each certificate year. You may cancel dollar-cost averaging at any time by sending notice to our Operations Center which is received at the Center at least 10 days before the next transfer date.

     Portfolio Rebalancing. You may elect portfolio rebalancing when you apply for a Policy or any time thereafter by completing and returning to us at the Operations Center the form we provide. Portfolio rebalancing matches Subaccount Policy Value allocations over time to the most recently filed allocation percentages for the new premiums allocated to the Subaccounts. As of the 10th day of the last month of each calendar quarter, we will automatically re-allocate the amounts in each of the Subaccounts into which you allocated premiums to match the premium allocation percentages. This will rebalance Subaccount Policy Values that may be out of line with the allocation percentages you indicated.

If you elect portfolio rebalancing with your Policy application, the first transfer will occur on the 10th day of the last month of the calendar quarter which begins after we deem the refund privilege to have ended. If you elect portfolio rebalancing after we issue the Policy, we will

                                      (5)
begin transfers as of the 10th day of the last month of the calendar quarter which follows our receipt of your election at our Operations Center.

You may terminate portfolio rebalancing at any time, so long as we receive your notice of termination at our Operations Center at least 10 days before the next scheduled transfer.

SERVICE AGREEMENT

The Company has entered into an administrative agreement with Andesa TPA, Inc. for the purpose of providing certain transfer and administrative services in conjunction with each issued Policy. These services will be provided on behalf of the Company and include, among other things, sending the Policy to each Insured, maintaining of Policy transactions, computation of values, and production of certain Owner reports.

PAYMENT PLANS

We will pay Death Benefit Proceeds or Cash Surrender Value in one lump sum, unless requested otherwise. Any part of the Proceeds can be left with us and paid under a payment plan.

  There are several important payment plan rules:

     . If you change a Beneficiary, your plan selection will no longer be in effect unless you request that it continue.
     . Any choice or change of a plan must be sent in writing to our Operations Center.
     .    The amount of each payment under a plan must be at least $25.
     . Payments will begin either on the date the Death Benefit is payable, we have received Proof of Death and an optional payment plan was elected, or on surrender, except for payments under Plan 1 which begin 1, 3, 6 or 12 months after that date.
     .    Payments are backed by assets in our General Account.

We will issue a supplementary contract when Proceeds are settled under an optional payment plan.

We will make payments monthly unless quarterly, semi-annual or annual payments are asked for when the option is chosen. But, if payments of the chosen frequency would be less than $25 each, we may use a less frequent basis. The chart below shows how we will calculate payments if monthly payments are not elected.


  ----------------------------------------------------------------------------------------------------------------
  To obtain the amount of other than monthly payment, multiply the monthly    Annual       Semi-      Quarterly
  payment by the appropriate factor                                                       Annual
  ----------------------------------------------------------------------------------------------------------------
  PLAN 2                                                                       11.85       5.97         2.99
  ----------------------------------------------------------------------------------------------------------------
  PLAN 3 - 0 Years Certain                                                     11.68       5.90         2.97
  ----------------------------------------------------------------------------------------------------------------
  PLAN 3 - 20 Years Certain, or Specified Period Certain                       11.80       5.95         2.99
  ----------------------------------------------------------------------------------------------------------------


                                      (6)


  ----------------------------------------------------------------------------------------------------------------
  To obtain the amount of other than monthly payment, multiply the monthly    Annual       Semi-      Quarterly
  payment by the appropriate factor                                                       Annual
  ----------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  PLAN 3 - 10 Years Certain, or PLAN 3A                                        11.74       5.92         2.97
  ----------------------------------------------------------------------------------------------------------------


Before we pay under Plan 3 or 3A, we must receive proof of age which satisfies us. After the contract date, unless otherwise provided in the settlement approved by us at the time it was chosen, any settlement under Plan 1, 2, 3, or 4 will end at the Payee's death. The amount stated below for that plan will then be paid in one sum to the Payee's executors or administrators.

Plan 1 or 4 - Any unpaid Proceeds and interest to the date of death.

Plan 2 or 3 - The amount which, with compound annual interest, would have provided any future income payments for: (a) the specified period (Plan 2); or
(b) the specified period certain (Plan 3). This interest will be at the rate or rates we assumed in computing the amount of income.

The optional payment plans we offer are as follows:

Plan 1. Interest Income. Interest on the Proceeds held by us at the rate set by us for each year. This rate will not be less than 2 3/4%.

Plan 2. Income for Specified Period. Income for the number of years chosen, based on the table below.

This table shows the monthly income for each $1,000 of Proceeds. Payments may be increased by additional interest as we may determine for each year.

Option 2 Table


------------------------------------------------------------------------------------------------------------
    Years        1         2        3         4        5         6        7         8        9        10
------------------------------------------------------------------------------------------------------------
   Amount      $84.37    42.76    28.89     21.96    17.80     15.03    13.06     11.58    10.42     9.50
------------------------------------------------------------------------------------------------------------
    Years        11       12        13       14        15       16        17       18        19       20
------------------------------------------------------------------------------------------------------------
   Amount      $8.75     8.13      7.60     7.15      6.76     6.41      6.11     5.85      5.61     5.39
------------------------------------------------------------------------------------------------------------


Plan 3. Single Life Income. Income for a period certain and during the balance of the Payee's lifetime. The period certain chosen may be: (a) 0, 10 or 20 years; or (b) the period required for the total income payments to equal the Proceeds (for a specified period certain). The amount of income will be figured by us on the date the Proceeds become payable. This amount will be at least as much as the applicable amount based on the Plan 3 table below at the end of this section. The minimum income amounts shown in that table are based on the 1983 Table a (discrete functions, without projections for future mortality) with 3 1/2% interest.

                                      (7)

Option 3 - Minimum Monthly Income Per $1,000 of Proceeds

The life income shown is based on the Payee's age at nearest birthday on the due date of the first income payment.


   --------------------------------------------------------------------------------------------------------------------
   10 Years         20 Years     10 Years             20 Years   10 Years              20 Years               0 Years
   Certain           Certain     Certain              Certain    Certain                Certain               Certain
               Age                             Age                              Age                    Age
   --------------------------------------------------------------------------------------------------------------------
     $3.14      10     $3.13       $3.56        35      $3.55      $4.93         60       $4.71         25      $3.34
      3.15      11      3.14        3.59        36       3.58       5.04         61        4.77         30       3.44
      3.16      12      3.15        3.62        37       3.61       5.14         62        4.84         35       3.57
      3.17      13      3.17        3.65        38       3.64      56.25         63        4.91         40       3.73
      3.18      14      3.18        3.69        39       3.67       5.37         64        4.98         45       3.93

      3.19      15      3.19        3.72        40       3.70       5.50         65        5.05         50       4.20
      3.20      16      3.20        3.76        41       3.73       5.63         66        5.12         55       4.54
      3.22      17      3.21        3.80        42       3.77       5.77         67        5.19         60       5.00
      3.23      18      3.23        3.84        43       3.81       5.92         68        5.25         65       5.64
      3.24      19      3.24        3.88        44       3.84       6.07         69        5.32         70       6.53

                                                                                                     Refund Period Certain
                                                                                                     ---------------------
      3.26      20      3.25        3.92        45       3.88       6.23         70        5.38
      3.27      21      3.27        3.97        46       3.93       6.40         71        5.43        Age
      3.29      22      3.28        4.02        47       3.97       6.58         72        5.48        ---
      3.30      23      3.30        4.07        48       4.01       6.76         73        5.53         25      $3.33
      3.32      24      3.32        4.12        49       4.06       6.95         74        5.57         30       3.42
                                                                                                        35       3.54
      3.34      25      3.33        4.18        50       4.11       7.15         75        5.60         40       3.69
      3.36      26      3.35        4.24        51       4.16       7.34         76        5.63         45       3.87
      3.38      27      3.37        4.30        52       4.21       7.54         77        5.66
      3.40      28      3.39        4.36        53       4.27       7.74         78        5.68         50       4.11
      3.42      29      3.41        4.43        54       4.32       7.94         79        5.70         55       4.40
                                                                                                        60       4.78
      3.44      30      3.43        4.51        55       4.38       8.14        80+        5.71         65       5.28
      3.46      31      3.45        4.58        56       4.44                                           70       5.94
      3.49      32      3.48        4.66        57       4.51
      3.51      33      3.50        4.75        58       4.57
      3.54      34      3.52        4.84        59       4.64


*  and under
+  and over

The minimum income for any age not shown in the 0 Years Certain and Refund Period Certain columns is calculated on the same mortality and interest assumptions as the minimum income for the ages shown and will be quoted on request.

Plan 3A. Joint Life Income. Income during the joint lifetime of the Payee and another person. Income will continue during the balance of the survivor's lifetime. The type of income chosen may give a survivor's income equal to: (a) the income amount payable during the joint lifetime; or (b) two-thirds of that income amount.

The amount of income payable during the joint lifetime will be figured by us on the date the Proceeds become payable. This amount will be at least as much as the applicable amount based on the Plan 3A table below. The minimum income amounts shown in that table are based on the 1983 Table (discrete functions, without projections for future mortality) with 3 1/2% interest. If a person for whom Plan 3A is chosen dies before the first income amount is payable, the survivor will receive settlement instead under Plan 3 with 10 years certain.

                                      (8)

Option 3A - Minimum Monthly Income Per $1,000 of Proceeds

The income shown is based on the ages (at nearest birthday on the due date of the first income payment) of the 2 persons during whose joint lifetime payments are to be made.


-------------------------------------------------------------------------------------------------------------------------
             Same Income Continued to Survivor                         Two-Thirds of Income Continued to Survivor
------------------------------------------------------------    ---------------------------------------------------------
   AGE OF                                                         AGE OF
 ONE PERSON               AGE OF OTHER PERSON                   ONE PERSON              AGE OF OTHER PERSON
                 50       55       60       65        70                      50       55       60        65       70
------------- --------- -------- -------- -------- ---------    ----------- -------- -------- -------- --------- --------
50               $3.89    $3.98    $4.04    $4.09     $4.13     50            $4.20    $4.35    $4.51     $4.69    $4.89
55                         4.16     4.27     4.36      4.42     55                      4.54     4.73      4.95     5.18
60                                  4.51     4.66      4.78     60                               4.99      5.25     5.53
65                                           4.99      5.20     65                                         5.62     5.97
70                                                     5.67     70                                                  6.49


The minimum income for any other combination of ages is calculated on the same mortality and interest assumptions as the minimum income for the combinations of ages shown and will be quoted on request.

Plan 4. Income of Specified Amount. Income, of the amount chosen, for as long as the Proceeds and interest last. But, the amount chosen may not be less each year than 10% of the Proceeds. Interest will be credited annually on the balance of the Proceeds at the rate for each year set by us. This rate will not be less than 2 3/4% a year.

DISTRIBUTION OF THE POLICIES

MSC is the principal underwriter for the Policies. MSC may enter into selling agreements with other broker dealers that are members of the NASD and whose representatives are authorized by applicable law to sell variable life insurance policies. Commissions paid to these broker dealers for their representatives will not exceed the commissions described in the prospectus. MSC may pay additional compensation from its own resources to broker-dealers based on the level of Policy sales or premium payments.

MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

We offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

MSC received compensation with respect to the policies offered through the Variable Account in the following amounts during the periods indicated:

                                      (9)


--------------------------------------------------------------------------------------------------------------------
                                                             Aggregate Amount of Commissions Retained by MSC After
                         Aggregate Amount of                     Payments to its Registered Persons and Other
  Fiscal year          Commissions Paid to MSC*                                 Broker-Dealers
--------------------------------------------------------------------------------------------------------------------
2000             $                                          $
--------------------------------------------------------------------------------------------------------------------
2001             $                                          $
--------------------------------------------------------------------------------------------------------------------
2002             $                                          $
--------------------------------------------------------------------------------------------------------------------


* Includes sales compensation paid to registered persons of MSC.

MSC passes through commissions it receives and does not retain any override as distributor for the Policies. However, under the distribution agreement with MSC, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Policies. We also pay for MSC's operating and other expenses as it relates to the Policies.

Because sales representatives of MSC are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help sales representatives qualify for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, MSC sales representatives who meet certain Company productivity, persistency and length of service standards may be eligible for additional compensation.

We may pay certain broker-dealers an additional bonus after the first Policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular Policy year. These broker-dealers may share the bonus or other additional compensation with their sales representatives. In addition, we may reimburse these broker-dealers for portions of their Policy sales expenses.

Certain Funds have adopted a distribution plan in connection with its 12b-1 shares and pay MSC for its costs in distributing these shares, all or some of which may be passed on to a selling broker-dealer that has entered into a selling agreement with MSC. Each distribution plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees to those who sell and distribute fund shares out of fund assets. The 12b-1 fees are in consideration of distribution services and expenses incurred in the performance of MSC's obligations under an agreement with that Fund. Under the distribution plans up to __% is paid to MSC for its distribution-related services and expenses under this agreement. The advisers for certain Funds may, from time to time use their management fee revenue, as well as their past profits or their other resources as may be permitted by regulatory rules, to make payments for

                                      (10)
distribution services to MSC, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.

Sales charges deducted from premium payments, as well as Proceeds from the contingent deferred sales charge on the Policies are retained by us and used to defray the expenses we incur in paying for distribution-related services under the distribution agreement, such as the payment of commissions. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy Owners or the Variable Account.

From time to time the Company, in conjunction with MSC, may conduct special sales programs.

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states which require "unisex" policies (currently Montana), are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

REPORTS TO OWNERS

We will send you a report at least annually showing the then current status of your Policy. It will set forth since the last report date:

   |X| premiums received;
   |X| expense charges (including transfer charges, if any);
   |X| cost of insurance and any riders;
   |X| interest earned on Policy Value in the Loan Account and in the Guaranteed
       Interest Account; and
   |X| any partial surrenders (and their fees).

                                      (11)
as of the current report date:

   |X| Death Benefit;
   |X| Specified Amount; and
   |X| Outstanding Debt.

as of the current and prior report dates:

   |X| Policy Value;
   |X| Subaccount Unit Values;
   |X| Fund value in the Guaranteed Interest Account; and
   |X| any other information required by law.

We also will send you an annual and a semi-annual report for each Fund in which you are investing, as required by the 1940 Act.

RECORDS

We will maintain all records relating to the Variable Account and the Guaranteed Interest Account at our Operations Center.

LEGAL MATTERS

Legal matters in connection with the Policy have been passed on by Arthur D. Woods, Vice President - Variable Products and Broker-Dealer Operations Counsel of the MONY Life Insurance Company of America. Robert Levy, Vice President - Chief Tax and Benefits Counsel of MONY Life Insurance Company of America has passed upon legal matters relating to the federal income tax laws.

EXPERTS

The Financial Statements have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the prospectus and/or SAI have been examined by Pamela Duffy, Vice President of MONY, as stated in her opinion filed as an exhibit to the registration statement.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2002 and the related statements of operations and statements of changes in net assets for each of the three years in the period then ended. PricewaterhouseCoopers LLP, 1177 Avenue of the Americas, New York, New York, 10036, serves as independent accountants for the Variable Account.

                                      (12)

Our statements of financial condition as of December 31, 2001 and 2000 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2002, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

INDEX TO FINANCIAL STATEMENTS


MONY America Variable Account L
     Report of Independent Accountants ...................................................................F-2
     Statements of Assets and Liabilities, December 31, 2002 .............................................F-3
     Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000 .......................F-10
     Statements of Changes in Net Assets for the Years Ended December 31, 2002, 2001, and 2000 ...........F-30
     Notes to Financial Statements .......................................................................F-50
MONY Life Insurance Company of America and Subsidiaries
     Report of Independent Accountants ...................................................................F-121
     Consolidated Statements of Financial Condition, December 31, 2002 and 2001 ..........................F-122
     Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000 ..........F-123
     Consolidated Statements of Equity for the Years Ended December 31, 2002, 2001 and 2000 ..............F-124
     Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000 ..........F-125
     Notes to Consolidated Financial statements ..........................................................F-126


[To be filed by Amendment]

                                      (13)

                                     PART C

                                OTHER INFORMATION

Item 27.   Exhibits

1.   Board of Directors Resolution.

     a) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account L
          (5)

2.   Custodian Agreements. Not applicable.

3.   Underwriting Contracts.

     a) Underwriting Agreement by and between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corporation (6)

     b) Proposed Specimen agreement between MONY Securities Corporation and registered representatives (6)

     c)   Specimen commission schedule (Career Contract Schedule) (1)

4.   Contracts.

     a)   Form of Certificate (5)

     b)   Form of Policy (5)

     c)   Form of Adjustable Term Life Insurance Rider (6)

     d)   Form of Enhanced Cash Value Rider (6)

5.   Applications.

     a) Form of application for Group Flexible Premium Variable Life Insurance Policy (6)

     b) Form of application for Certificate of Insurance for Group Flexible Premium Variable Life Insurance Policy (6)

6.   Depositor's Certificate of Incorporation and By-Laws.

     a) Articles of Incorporation and By-Laws of MONY Life Insurance Company of America (2)

7.   Reinsurance Contracts (6)

8.   Participation Agreements.

     a) Form of Participation Agreement among The Alger American Fund, MONY Life Insurance Company of America and Fred Alger & Company, Incorporated. (4)

     b) Form of Participation Agreement among the Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., the Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/ Dreyfus Stock Index Fund) and MONY Life Insurance Company of America. (4)

     c) Form of Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company
          (3)

     d) Form of Participation Agreement among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America. (4)

     e) Form of Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., INVESCO Distributors, Inc. and MONY Life Insurance Company of America. (4)

     f) Form of Participation Agreement among Janus Aspen Series and MONY Life Insurance Company of America. (4)

     g) Form of Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company of America. (4)

     h) Form of Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company of America and Massachusetts Financial Services Company (4)

     i) Form of Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd, LLP and MONY Life Insurance Company of America. (4)

     j) Form of Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America. (4)

     k) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America. (4)

     l) Form of Participation Agreement among Vanguard Variable Insurance Fund, MONY Life Insurance Company of America and MONY Life Insurance Company (6)

9.   Administrative Contracts.

     a) Third Party Administration and Transfer Agent Agreement between Andesa TPA, Inc. and The Mutual Life Insurance Company of New York (5)

10.  Other Material Contracts.  Not applicable.

11.  Legal Opinion.

     a)   Opinion and consent of Arthur D. Woods (6)

     b)   Consent of Robert Levy (6)

12.  Actuarial Opinion.

     a)   Opinion and consent of Pamela Duffy (6)

13.  Calculations.  Not Applicable.

14.  Other Opinions.

     a)   Consent of PricewaterhouseCoopers LLP (6)

15.  Omitted Financial Statements.  No financial statements are omitted from
     Item 24.

16.  Initial Capital Agreements. Not applicable.

17. Redeemability Exemption Description of Mony Life Insurance Company of America's Issuance, Transfer and Redemption Procedures for Policies (6)

18. (a) Power of Attorney of Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer(5)

18. (b) Power of Attorney of Samuel J. Foti, Director, President, and Chief Operating Officer(5)

18. (c) Power of Attorney of Kenneth M. Levine, Director and Executive Vice President(5)

18. (d) Power of Attorney of Richard Daddario, Director, Vice President and Controller(5)

18. (e) Power of Attorney of Michael Slipowitz, Director, Vice President and Actuary(5)

18. (f) Power of Attorney of Frederick C. Tedeschi, Director and Vice President & Chief Compliance Officer(5)

18.  (g) Power of Attorney of Margaret G. Gale, Director and Vice President(5)

18.  (h) Power of Attorney of Steven G. Orluck, Director and Vice President(5)

18.  (i) Power of Attorney of Evelyn L. Peos, Director and Vice President(5)

18.  (j) Power of Attorney of Richard E. Connors, Director(5)

----------

(1) Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 333-72596) filed on December 7, 2001.

(2) Incorporated herein by reference to Pre-Effective Amendment No. 0 to the Form S-6 Registration Statement (File No. 33-13183) filed on April 6, 1987.

(3) Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-4 Registration Statement (File No. 333-72259) filed on April 18, 2001.

(4) Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form S-6 Registration Statement (File No. 333-06071) filed on May 31, 2002.

(5)  Filed herewith.

(6)  To be filed by Pre-Effective Amendment.

Item 28.Directors and Officers of the Depositor


              Name and Principal Business Address*              Position and Offices with Depositor
              ------------------------------------              -----------------------------------
Michael I. Roth .....................................    Director, Chairman of the Board and Chief
                                                         Executive Officer
Samuel J. Foti ......................................    Director, President and Chief Operating Officer
Kenneth M. Levine ...................................    Director and Executive Vice President
Richard Daddario ....................................    Director, Vice President and Controller
Michael Slipowitz ...................................    Director, Vice President and Actuary
Frederick C. Tedeschi ...............................    Director, Vice President and Chief Compliance Officer
Margaret G. Gale ....................................    Director and Vice President
Steven G. Orluck ....................................    Director and Vice President
Evelyn L. Peos ......................................    Director and Vice President
Sam Chiodo. .........................................    Vice President
William D. Goodwin ..................................    Vice President
Richard E. Connors ..................................    Director
David S. Waldman ....................................    Secretary
David V. Weigel .....................................    Treasurer


--------------------------------------------------------------------------------

* Principal business address is MONY Life Insurance Company of America, 1740 Broadway, New York, New York, 10019.

Item 29. Persons Controlled by or Under Common Control With the Depositor or Registrant

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY Life Insurance Company ("MONY").

     The following is a table showing all corporations directly or indirectly controlled by or under common control with MONY Life Insurance Company of America, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship.


                Name                     Jurisdiction      Percent Of Voting Securities Owned    Principal Business
                ----                     ------------      ----------------------------------    ------------------
The MONY Group Inc.                        Delaware                                              Insurance Holding
                                                                                                 Company

MONY Life Insurance Company                New York       100% owned by The MONY Group Inc.      Insurance

The Advest Group, Inc.                     Delaware       100% owned by The MONY Group Inc.      Life Insurance

Lebenthal & Co., Inc. Municipal            New York       100% indirectly owned by The MONY      Securities
    Securities                                            Group Inc.

MONY Life Insurance Company of              Arizona       100% indirectly owned by The MONY      Life Insurance
    America                                               Group Inc.

Sagamore Financial Corporation               Ohio         100% indirectly owned by The MONY      Insurance Holding
                                                          Group Inc.                             Company

Matrix Capital Markets Group, Inc.         Virginia       100% owned by The MONY Group Inc.      Business Brokerage

PCP Benefit Plans, Ltd.                    New York       100% owned by The MONY Group Inc.      Insurance

MONY Series Fund, Inc.                     Maryland       100% owned by The MONY Group Inc.      Mutual Funds

Enterprise Accumulation Trust            Massachusetts    100% indirectly owned by The MONY      Mutual Funds
                                                          Group Inc.

U.S. Financial Life Insurance Company        Ohio         100% indirectly owned by The MONY      Insurance
                                                          Group Inc.

Financial Marketing Agency, Inc.             Ohio         99% indirectly owned by The MONY       Insurance
                                                          Group Inc.                             Distribution

Matrix Private Equities, Inc.              Virginia       100% owned by The MONY Group Inc.      Investments

MONY International Holdings, Inc.          Delaware       100% indirectly owned by The MONY      Holding Company
                                                          Group Inc.

MONY Asset Management, Inc.                Delaware       100% indirectly owned by The MONY      Investments
                                                          Group Inc.

MONY Capital Management, Inc.              Delaware       100% indirectly owned by The MONY      Investments
                                                          Group Inc.

MONY Agricultural Investment               Delaware       100% indirectly owned by The MONY      Agricultural
    Advisers, Inc.                                        Group Inc.                             Investment

MONY Realty Capital, Inc.                  Delaware       100% indirectly owned by The MONY      Real Estate
                                                          Group Inc.

MONY Life Insurance Company of the      Cayman Islands    100% indirectly owned by The MONY      Life Insurance
    Americas, Ltd                                         Group Inc.



                Name                     Jurisdiction      Percent Of Voting Securities Owned    Principal Business
                ----                     ------------      ----------------------------------    ------------------
MONY Bank & Trust Company of the        Cayman Islands    100% indirectly owned by The MONY      Banking
    Americas, Ltd.                                        Group Inc.
MONY Consultoria e Corretagem de            Brazil        100% indirectly owned by The MONY      Insurance
    Seguros Ltda.                                         Group Inc.
MONY International Life Insurance          Argentina      100% indirectly owned by The MONY      Insurance
    Co. Seguros de Vida S.A.                              Group Inc.
MONY Securities Corporation                New York       100% indirectly owned by The MONY      Broker-Dealer
                                                          Group Inc.
1740 Advisers, Inc.                        New York       100% indirectly owned by The MONY      Investments
                                                          Group Inc.
MONY Assets Corp.                          New York       100% indirectly owned by The MONY      Investments
                                                          Group Inc.
Enterprise Capital Management, Inc.         Georgia       100% indirectly owned by The MONY      Mutual Fund
                                                          Group Inc.
MONY Realty Partners, Inc.                 Delaware       100% indirectly owned by The MONY      Real Estate
                                                          Group Inc.
1740 Ventures, Inc.                        New York       100% indirectly owned by The MONY      Investments
                                                          Group Inc.
MONY Brokerage, Inc.                       Delaware       100% indirectly owned by The MONY      Insurance
                                                          Group Inc.                             Distributor
Trusted Investment Advisors Corp.          Minnesota      100% indirectly owned by The MONY      Broker-Dealer
                                                          Group Inc.
Trusted Insurance Advisors General         Minnesota      100% indirectly owned by The MONY      Insurance Agency
    Agency Corp.                                          Group Inc.
Trusted Securities Advisors Corp.          Minnesota      100% indirectly owned by The MONY      Broker-Dealer
                                                          Group Inc.
MONY Benefits Management Corp.             Delaware       100% indirectly owned by The MONY      Benefits Manager
                                                          Group Inc.
Enterprise Fund Distributors, Inc.         Delaware       100% indirectly owned by The MONY      Mutual Fund
                                                          Group Inc.                             Distributors
Trusted Advisors Insurance Agency,       Massachusetts    100% indirectly owned by The MONY      Insurance
    Inc.                                                  Group Inc.
MONY Benefits Service Corp.                Delaware       100% indirectly owned by The MONY      Plan Administration
                                                          Group Inc.
MBI Insurance Agency of Alabama, Inc.       Alabama       100% indirectly owned by The MONY      Insurance
                                                          Group Inc.                             Distribution
MBI Insurance Agency of Ohio, Inc.           Ohio         100% indirectly owned by The MONY      Insurance
                                                          Group Inc.                             Distribution
MBI Insurance Agency of                  Massachusetts    100% indirectly owned by The MONY      Insurance
    Massachusetts, Inc                                    Group Inc.                             Distribution
MBI Insurance Agency of Texas, Inc.          Texas        100% indirectly owned by The MONY      Insurance
                                                          Group Inc.                             Distribution
MBI Insurance Agency of New Mexico,       New Mexico      100% indirectly owned by The MONY      Insurance
    Inc.                                                  Group Inc.                             Distribution
MBI Insurance Agency of Washington,       Washington      100% indirectly owned by The MONY      Insurance
    Inc.                                                  Group Inc.                             Distribution


Item 30.   Indemnification

     Article VI of MONY Life Insurance Company of America's By-Laws provides, in part:

     SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

     SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.   Principal Underwriter

     (a) Other Activity. MONY Securities Corporation ("MSC") is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. MSC also acts as principal underwriter for a diversified open-end investment company; MONY Life Insurance Company flexible premium variable life insurance policies, last survivor flexible premium variable universal life insurance policies, and individual flexible payment variable annuity contracts; and MONY Life Insurance Company of America flexible premium variable life insurance policies, group flexible premium variable life insurance policies, last survivor flexible premium variable universal life insurance policies, and individual flexible payment variable annuity contracts. MSC is also a registered investment adviser under the Investment Advisers Act of 1940.

     (b) Management. The following information is furnished with respect to the officers and directors of MSC:


             Name and Principal                       Positions and Offices               Positions and Offices
              Business Address*                              with MSC                         with Depositor
             -------------------                      ---------------------               ---------------------
Victor Ugolyn ............................     Director and Chairman of the Board
Phillip D'Ambrisi ........................     Director, President and Chief
                                               Executive Officer
Christopher Adirente .....................     Director
Charles P. Leone .........................     Director
John M. Purcell ..........................     Senior Vice President--Marketing
Tara L. Eirich ...........................     Senior Vice President--Operations
John C. Norton ...........................     Senior Vice President--Chief
                                               Compliance Officer
Alexandra J. Romero ......................     Vice President--Compliance
James N. Gould ...........................     Vice President
Jeffrey M. Harrison ......................     Vice President
Arthur D. Woods ..........................     Secretary
Tamara L. Bronson ........................     Treasurer
Timothy Looney ...........................     Financial Principal


-----------------

* Principal business address is c/o MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019.

     (c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


         (1)                      (2)                     (3)                  (4)                  (5)
       Name of             Net Underwriting
      Principal              Discounts and          Compensation on         Brokerage
     Underwriter              Commissions              Redemption          Commissions         Compensation
     -----------              -----------              ----------          -----------         ------------
         MSC


Item 32.   Location of Accounts and Records

     All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by MONY Life Insurance Company of America, 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Item 33.   Management Services

     All management contracts are discussed in Part A or Part B.

Item 34.   Fee Representation

     MONY Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MONY America Variable Account L and MONY Life Insurance Company of America have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on this 24th day of December, 2002.

                            MONY AMERICA VARIABLE ACCOUNT L
                            (Registrant)

                            By:                     *
                                ----------------------------------
                                Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer

                            MONY LIFE INSURANCE COMPANY OF AMERICA
                            (Depositor)

                            By                      *
                                ----------------------------------
                                Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on December 24, 2002.

                      Signatures                                                      Title
                      ----------                                                      -----
                      *                              Director, Chairman of the Board and Chief Executive Officer
--------------------------------------------         (Principal Executive Officer)
Michael I. Roth

                      *                              Director, President, and Chief Operating Officer
--------------------------------------------
Samuel J. Foti

                      *                              Director and Executive Vice President
--------------------------------------------
Kenneth M. Levine

                      *                              Director, Vice President and Controller
--------------------------------------------
Richard Daddario

                      *                              Director and Vice President
--------------------------------------------
Michael Slipowitz

                      *                              Director, Vice President and Chief Compliance Officer
--------------------------------------------
Frederick C. Tedeschi

                      *                              Director and Vice President
--------------------------------------------
Margaret G. Gale

                      *                              Director and Vice President
--------------------------------------------
Steven G. Orluck

                      *                              Director and Vice President
--------------------------------------------
Evelyn L. Peos

                      *                              Director
--------------------------------------------
Richard E. Connors


       /S/ David S. Waldman                          Secretary
       -------------------------------------
       David S. Waldman

*By:   /S/ David S. Waldman
       -------------------------------------
       David S. Waldman, Attorney-in-Fact
       Pursuant to Power of Attorney

                                  EXHIBIT INDEX

1(a) Resolution of MONY Life Insurance Company of America Board of Directors authorizing establishment of MONY America Variable Account L.

4(a) Form of Certificate

4(b) Form of Policy

9(a) Third Party Administration and Transfer Agent Agreement between Andesa TPA,
     Inc. and The Mutual Life Insurance Company of New York

18. (a) Power of Attorney of Michael I. Roth, Director, Chairman of the Board and Chief Executive Officer

18. (b) Power of Attorney of Samuel J. Foti, Director, President, and Chief Operating Officer

18. (c) Power of Attorney of Kenneth M. Levine, Director and Executive Vice President

18. (d) Power of Attorney of Richard Daddario, Director, Vice President and Controller

18. (e) Power of Attorney of Michael Slipowitz, Director, Vice President and Actuary

18. (f) Power of Attorney of Frederick C. Tedeschi, Director and Vice President & Chief Compliance Officer.

18.  (g) Power of Attorney of Margaret G. Gale, Director and Vice President

18.  (h) Power of Attorney of Steven G. Orluck, Director and Vice President

18.  (i) Power of Attorney of Evelyn L. Peos, Director and Vice President

18.  (j) Power of Attorney of Richard E. Connors, Director